                                            FILED PURSUANT TO RULE NO. 424(b)(2)
                                                   REGISTRATION NO. 333-80245
                                                                    333-80245-01
                                                                    333-71383
                                                                    333-71383-01

Prospectus Supplement
(To Prospectus dated June 8, 1999)

             [LOGO]

Ahold Finance U.S.A., Inc.

$700,000,000
8 1/4% Notes due 2010
Interest payable January 15 and July 15
Issue price: 99.942%

Fully and Unconditionally Guaranteed by

Koninklijke Ahold N.V. (Royal Ahold)

The 8 1/4% Notes will mature on July 15, 2010. Interest will accrue from July 20, 2000. Ahold Finance may redeem the Notes in whole at any time at a redemption price described on page S-11. Ahold Finance may also redeem the Notes in whole at any time at their principal amount plus accrued interest if certain tax law changes occur.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

          Price to     Discounts and Proceeds to Ahold
          Public       Commissions   Finance
------------------------------------------------------
Per Note  99.942%      0.65%         99.292%
------------------------------------------------------
Total     $699,594,000 $4,550,000    $695,044,000
------------------------------------------------------

The Notes will not be listed on any national securities exchange. Currently, there is no public market for the Notes.

It is expected that delivery of the Notes will be made to investors on or about July 20, 2000 through the facilities of DTC for the accounts of its participants, including Euroclear and Clearstream Banking, S.A.

                     Joint Lead Manager and Sole Bookrunner
                               J.P. Morgan & Co.

                               Joint Lead Manager
                           Morgan Stanley Dean Witter

July 17, 2000

  No person is authorized to give any information or to make any representations other than those contained in this prospectus supplement or the attached prospectus or incorporated by reference in this prospectus supplement or the attached prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the attached prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the attached prospectus, nor any sale made under this prospectus supplement and the attached prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Ahold Finance or Royal Ahold since the date of this prospectus supplement or that the information contained in this prospectus supplement or the attached prospectus or incorporated by reference in this prospectus supplement or the attached prospectus is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                           Prospectus Supplement                            Page
Presentation of Financial and Other Information............................  S-3
Forward-Looking Statements.................................................  S-3
Documents Incorporated by Reference........................................  S-4
Description of Royal Ahold and Ahold Finance U.S.A., Inc...................  S-5
Recent Developments........................................................  S-6
Use of Proceeds............................................................  S-8
Capitalization.............................................................  S-9
Ratio of Earnings to Fixed Charges......................................... S-10
Description of the Notes................................................... S-10
United States Federal Income Tax Consequences.............................. S-12
Underwriting............................................................... S-15
Validity of Securities..................................................... S-16
Experts.................................................................... S-16

                               Prospectus                                 Page
About This Prospectus....................................................   2
Where You Can Find More Information......................................   2
Limitation on Enforcement of U.S. Laws Against Royal Ahold, Its
 Management, and Others..................................................   4
Royal Ahold..............................................................   4
Ahold Finance U.S.A......................................................   4
Use of Proceeds..........................................................   5
Ratios of Earnings to Fixed Charges and Ratios of Earnings to Combined
 Fixed Charges and Preferred Share Dividends.............................   5
Description of Debt Securities of Royal Ahold............................   6
Description of Guaranteed Debt Securities of Ahold Finance U.S.A., Inc.
 and Guarantees of Royal Ahold...........................................  19
Description of Warrants to Subscribe to Debt Securities of Royal Ahold
 and Ahold Finance U.S.A., Inc...........................................  35
Description of Share Capital of Royal Ahold..............................  36
Description of American Depositary Receipts Relating to Shares of Royal
 Ahold...................................................................  45
Plan of Distribution.....................................................  54
Validity of Securities...................................................  55
Experts..................................................................  55

                PRESENTATION OF FINANCIAL AND OTHER INFORMATION

  As used in this prospectus supplement, the term "Royal Ahold" refers to Koninklijke Ahold N.V. and its subsidiaries and the term "Ahold Finance" refers to Ahold Finance U.S.A., Inc. The term "Notes" refers to the 8 1/4% Notes due 2010, being offered under this prospectus supplement.

  Royal Ahold's consolidated financial statements are prepared under Dutch GAAP. For a discussion of the principal material differences between Dutch GAAP and U.S. GAAP relevant to Royal Ahold, see Note 23 to Royal Ahold's audited consolidated financial statements included in Royal Ahold's Annual Report on Form 20-F for the fiscal year ended January 2, 2000, which is incorporated by reference in this prospectus supplement and the attached prospectus.

  As used in this prospectus supplement and the attached prospectus, the terms "fiscal year" and "fiscal" refer to Royal Ahold's fiscal year, which generally consists of 52 weeks and ends on the Sunday nearest to December 31 of each calendar year. The first quarter of fiscal 2000 contained 16 weeks and ended on April 23, 2000 and the first quarter of fiscal 1999 contained 16 weeks and ended on April 25, 1999. Fiscal 1999 contained 52 weeks and ended on January 2, 2000. Fiscal 1998 contained 53 weeks and ended on January 3, 1999. Fiscal 1997, fiscal 1996, and fiscal 1995 each contained 52 weeks and ended on December 28, 1997, December 29, 1996 and December 31, 1995 respectively.

  As used in this prospectus supplement and the attached prospectus, "NLG" and "guilder" refer to the Dutch guilder, "dollar" and "$" refer to the U.S. dollar and "euro" and "(Euro)" refer to the new single unified currency that was introduced in connection with the European Economic and Monetary Union in The Netherlands and the other participating member states of the European Union on January 1, 1999. Royal Ahold has adopted the euro as its reporting currency effective fiscal 1999. Effective January 1, 1999, the official exchange rate of the euro has been fixed at a rate of (Euro)1.00 = NLG 2.20371. Royal Ahold's financial statements for fiscal years prior to fiscal 1999 and certain other data included in this prospectus supplement and attached prospectus were originally stated in guilders, but have been translated to euros using the fixed exchange rate of (Euro)1.00 = NLG 2.20371.

                           FORWARD-LOOKING STATEMENTS

  Certain statements contained in this prospectus supplement or the attached prospectus or incorporated by reference in this prospectus supplement or the attached prospectus are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to be covered by the safe harbors created thereby.

  Those statements include, but are not limited to:

  . statements as to expected increases in sales, operating results, market shares and certain expenses, including interest expenses, in respect of certain of Royal Ahold's operations;

  . expectations as to the ability of Royal Ahold and its new acquisitions to maintain present efficiency levels;

  . expectations as to the impact of innovative improvements on productivity levels, operating results and profitability in the stores;

  . expectations as to the savings from new projects and programs and from increased cooperation between Royal Ahold's subsidiaries;

  .  expectations with respect to opportunities for expansion and growth;

  . estimates and financial targets in respect of net earnings growth and net earnings per share; and

  . expectations as to synergies to be realized from new acquisitions and the impact on Royal Ahold's results of operations.

  These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements are discussed in Royal Ahold's Annual Report on Form 20-F for the fiscal year ended January 2, 2000, which is incorporated by reference in this prospectus supplement and the attached prospectus, and include:

  . the effect of general economic conditions and changes in interest rates in the countries in which Royal Ahold operates;

  . increases in competition in the markets in which Royal Ahold's subsidiaries and partnerships operate and changes in marketing methods utilized by competitors;

  . difficulties encountered in the integration of new acquisitions and partnerships and unanticipated costs, diversion of management's attention and loss personnel that could result; and

  . fluctuations in exchange rates between the euro and the other currencies in which Royal Ahold's assets, liabilities and results are denominated, in particular, the dollar.

  Many of these factors are beyond Royal Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements.

  Neither Royal Ahold's independent auditors, nor any other independent accountants have compiled, examined or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The Securities and Exchange Commission allows Royal Ahold to "incorporate by reference" in this prospectus supplement the information in the documents that Royal Ahold files with it, which means that Royal Ahold can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the attached prospectus. Royal Ahold incorporates by reference in this prospectus supplement and the attached prospectus the documents listed below filed by it with the SEC:

  .  Annual Report on Form 20-F for the fiscal year ended January 2, 2000;

  . Reports on Form 6-K dated January 13, 2000 (two reports), February 3, 2000, February 21, 2000, April 5, 2000, April 19, 2000 (two reports),
     May 5, 2000 (two reports), May 17, 2000, May 25, 2000, May 30, 2000 and
     June 8, 2000; and

  . any future Reports on Form 6-K that indicate they are incorporated into the registration statement of which the attached prospectus forms a part that Royal Ahold may file with the SEC under the Securities Exchange Act of 1934 until Royal Ahold and Ahold Finance sell all of the Notes that may be offered through this prospectus supplement or the attached prospectus, as the case may be.

  You may request a copy of these documents at no cost to you, by writing or telephoning Royal Ahold or Ahold Finance at the addresses provided in "Where You Can Find More Information" in the attached prospectus.

Reliance on Information

  You should rely only on the information incorporated by reference or provided in this prospectus supplement and the attached prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement and the attached prospectus is accurate as of any date other than the date on the front of each of these documents.

           DESCRIPTION OF ROYAL AHOLD AND AHOLD FINANCE U.S.A., INC.

  The following summary information should be read together with the detailed information included in this prospectus supplement, the attached prospectus and the documents incorporated by reference in this prospectus supplement and the attached prospectus.

Ahold Finance U.S.A., Inc.

  Ahold Finance is an indirect wholly owned subsidiary of Royal Ahold. Ahold Finance was incorporated in Delaware in December 1998. Its sole purpose is to provide financing services to Royal Ahold and Royal Ahold's U.S. subsidiaries.

Royal Ahold

  Royal Ahold is one of the largest and most internationally diverse food providing groups worldwide. Royal Ahold provides food mostly through retail outlets. The store format Royal Ahold primarily uses is the supermarket. To be responsive to local market conditions, Royal Ahold also operates through hypermarkets, discount stores, specialty stores, cash-and-carry stores and convenience stores. In addition, Royal Ahold is increasingly complementing its retail activities with related wholesale and food supply activities.

  Royal Ahold is incorporated in The Netherlands as a public company with limited liability. Royal Ahold's operations are located primarily in The Netherlands and the United States. It also has activities in Portugal, Spain, the Czech Republic, Poland, Sweden, Norway, several countries in the Asia Pacific region and several countries in Latin America.

Royal Ahold's Strategy

  Royal Ahold's mission is to become the world's best and most successful food provider. Its strategy is to build a profitable network of food retail and related businesses that are regional leaders and are well positioned to act on developments within the global food industry. Its overall financial target is to double net earnings every five years and to maintain double digit earnings per share growth (excluding currency impact) while improving its return on invested capital. For the years 2000 and 2001, Royal Ahold anticipates earnings per share growth of at least 15% per annum (excluding currency impact).

  Profitable growth is a fundamental part of Royal Ahold's strategic mission. In markets where it has established operations, Royal Ahold seeks to continually improve profitability and maintain growth, both organically and through selective acquisitions. Organic growth is fueled by reinvesting nearly all of its cash flow from operations in its existing businesses to support identical sales growth and margin improvement. External growth is governed by the application of strict operational and financial criteria.

  Continuous evaluation of market conditions and shifting consumer trends reveals opportunities for Royal Ahold to complement its traditional food retailing business with new business lines and new channels for meeting the needs of its customer base. As consumers continue to seek the best value and most convenient solutions, format differentiation and expansion along new channels further enhance Royal Ahold's ability to satisfy their demands.

  Because of its long experience in the industry and the large size and global nature of its food retail business, Royal Ahold enjoys competitive advantages both with respect to the scale of its operations and its accumulated know-how and technical expertise. The "Ahold Networking" platform facilitates the exchange of best practices among Royal Ahold associates worldwide. Royal Ahold expects that this will improve profitability in all markets, while increasing local competitive advantages.

  Royal Ahold considers it fundamental to its strategy to tailor price, merchandise and the format of its stores to the requirements of each local environment in which it operates. As a result, decision making in these areas is largely decentralized within Royal Ahold and retail strategies vary accordingly.

                              RECENT DEVELOPMENTS

Partnership with Respect to the ICA Group

  In April 2000, Royal Ahold acquired a 50% partnership interest in the ICA Group, the largest Scandinavian food retailer, for approximately (Euro)1.8 billion in cash. The ICA Group is a prominent, integrated food retail and wholesale group, servicing over 3,100 retailer-owned and company-owned supermarkets, superstores, hypermarkets and discount stores in Sweden, Norway and the Baltic states. In 1999, the ICA Group generated net sales, operating earnings and net earnings of (Euro)6.6 billion, (Euro)152 million and (Euro)104 million, respectively. The present ICA Group was formed in early 1999 when ICA AB acquired an additional 55% of Norway's Hakon Gruppen AS, which became a wholly-owned subsidiary. In August 1999, the ICA Group entered into a non-consolidated 50/50 joint-venture with Statoil, Statoil Retail. Statoil Retail generated 1999 sales of (Euro)2.9 billion. Statoil Retail operates and services 1,500 Statoil gas stations and forecourt stores in Denmark, Norway and Sweden.

  In Sweden, the ICA Group supports over 2,000 stores, most of which are retailer-owned and operated. The ICA Group, including the retail stores associated with the ICA Group, has been a market leader in food retail in Sweden since 1966, with a market share of approximately 35% in 1999. All ICA retailers in Sweden are members of the ICA Forbundet (ICA retailers' association). Approximately 760 retailers, accounting for approximately 73% of total company sales in Sweden in 1999, have entered into shareholder and cooperation agreements with the ICA Group. As of December 31, 1999, the store portfolio consisted of 1,165 ICA Nara neighborhood stores, 600 local ICA Plus supermarkets, 156 large ICA Kvantum supermarkets, 85 Rimi discount stores and 23 ICA Maxi hypermarkets. These stores generated approximately (Euro)7.5 billion of consumer sales in 1999.

  In Norway, Hakon Gruppen AS services approximately 1,100 stores, which are either company-owned or retailer-owned with franchise agreements or with cooperation agreements. The company-owned stores generated approximately 55% of sales in Norway in 1999. In Norway, the ICA Group, including the retail stores associated with it, had a market share of approximately 28% in 1999, making it the second largest in terms of retail market share. As of year end 1999, the store portfolio, excluding associated stores with cooperation agreements, consisted of 500 Rimi discount stores, 160 Sparmat neighborhood stores, 93 ICA supermarkets and seven ICA Maxi hypermarkets. Stores in Norway generated approximately (Euro)3.4 billion of consumer sales in 1999.

  In addition, the ICA Group owns stores in two Baltic states: 20 in Latvia and one in Estonia, and operates 11 stores through a joint venture in Lithuania.

Acquisition of U.S. Foodservice

  In April 2000, Royal Ahold acquired U.S. Foodservice, the second largest food service distributor, based on sales, in the United States, for approximately $3.6 billion, including the assumption of approximately $925 million in debt. U.S. Foodservice, which reported $6.2 billion in annual net sales for its fiscal year ended July 3, 1999, distributes food and related products to restaurants and institutional food service establishments across the United States.

  U.S. Foodservice is the second largest broadline foodservice distributor in the United States, based on its 1999 fiscal year net sales. U.S. Foodservice sells food and related products to restaurants and other institutional food service establishments through its national distribution network. U.S. Foodservice markets and distributes more than 43,000 national and proprietary brand items to over 130,000 foodservice customers, including restaurants, hotels, healthcare facilities, cafeterias, schools and government and military facilities. U.S. Foodservice also purchases, stores, markets and transports food products, paper products and other supplies and food-related items for establishments that prepare and serve meals to be eaten away from home. For the fiscal year ended July 3, 1999, U.S. Foodservice had net sales, income from operations and net income of $6.2 billion, $212.2 million and $83.2 million, respectively. The acquisition of U.S. Foodservice provides Royal Ahold with access to a new food distribution channel.

Recent Financings

  In May 2000, Royal Ahold completed a global offering of common shares and an issue of 4% convertible subordinated notes due 2005 to finance in part the ICA Group partnership interest and the acquisition of U.S. Foodservice. Royal Ahold issued 106,950,000 common shares at an offering price of (Euro)26.00, raising approximately (Euro)2.8 billion. Royal Ahold also raised approximately
(Euro)0.9 billion through the issuance of the convertible subordinated notes. The total proceeds of the global offering (amounting to approximately (Euro)3.7 billion) were used to partly repay the (Euro)4.4 billion multi-currency stand-by bridge revolving credit facility, which was established in March 2000 with ABN AMRO Bank N.V., Chase Manhattan plc and certain other lenders named therein. Royal Ahold has borrowed (Euro)1.5 billion and $2.8 billion under this facility. Royal Ahold has repaid the remaining amount outstanding under this credit facility with the net proceeds of the issuance of (Euro)1.5 billion 6.375% eurobonds due 2005 by Ahold Finance which are fully and unconditionally guaranteed by Royal Ahold. This issuance was completed in June 2000.

First Quarter 2000 Results

  In June 2000, Royal Ahold announced the results for its first quarter of 2000, which consists of the 16 weeks ended April 23, 2000 ("First Quarter 2000"). During the First Quarter 2000, Royal Ahold achieved net earnings of
(Euro)230.2 million, an increase of 31.5% over its net earnings of (Euro)175.1 million for the 16 week period ended April 25, 1999 ("First Quarter 1999"). After deducting its preferred dividend, Royal Ahold's net earnings for the First Quarter 2000 amounted to (Euro)226.5 million, compared to First Quarter 1999 net earnings of (Euro)171.4 million. Earnings per common share for the First Quarter 2000 amounted to (Euro)0.35 versus (Euro)0.27 for the First Quarter 1999, an increase of 30.8%. Excluding currency fluctuations, earnings per common share rose 18.8%. Sales and results in euros were positively impacted by the higher exchange rate of the dollar against the euro ((Euro)1.02 versus (Euro)0.90). Consolidated sales in euros rose 18.0% to (Euro)11.0 billion for the First Quarter 2000 from (Euro)9.3 billion for the comparable period in 1999. First Quarter 2000 operating results rose 30.8% to (Euro)452.4 million from (Euro)345.9 million for the First Quarter 1999. Expressed as a percentage of net sales, operating results rose from 3.7% to 4.1%. Operating results before interest, taxes, depreciation and amortization (EBITDA) rose 27.3% from (Euro)584.2 million in the First Quarter 1999 to (Euro)743.8 for the First Quarter 2000. Expressed as a percentage of net sales, EBITDA increased from 6.3% to 6.8%.

Other Recent Developments

  In January 2000, Royal Ahold announced that it was in discussions with Jeronimo Martins, SGPS, S.A., or "JM", in Portugal to extend their existing partnership to include JM's current retail and wholesale operations in Portugal, Poland, Madeira and its Se Supermarkets in Brazil and Royal Ahold's operations in the Czech Republic, Poland and Spain. On April 12, Royal Ahold and JM decided to suspend discussions about the future of their partnership until September 2000. This decision was made primarily to allow for further review of the performance of certain Central European operations involved during the first half of 2000. If the partnership is not enlarged, then the partners will consider either continuing or terminating the existing arrangement. In the meantime, there will be no change to the structure or operations of its current partnership, Jeronimo Martins Retail or "JMR".

  In April 2000, Royal Ahold entered into an agreement to acquire convertible preferred stock and warrants to acquire common stock of the U.S. on-line grocer Peapod, Inc. This acquisition was completed in June 2000. The preferred stock is convertible into shares of common stock that, after giving effect to such conversion, will represent approximately 51% of Peapod's outstanding common stock. In April 2000, in consideration for a $20 million revolving credit facility that it provided to Peapod, Peapod issued to Royal Ahold warrants to acquire 16% of its outstanding common stock. The warrants issued in June 2000, along with the warrants Royal Ahold acquired in April 2000, enable Royal Ahold to buy additional shares of common stock that would increase its ownership of Peapod to approximately 75% of the outstanding shares of common stock. In addition, Royal Ahold has entered into a Supply and Services Agreement and Technology Partnership Agreement with Peapod. Peapod, based in Chicago, is the leading on-line grocer in the United States. Peapod had 1999 net sales of $73 million and operating losses of $29 million. Royal Ahold expects to benefit significantly from Peapod's web-marketing and fulfillment expertise.

  In June 2000, Royal Ahold purchased the remaining 50% of the voting shares of Brazilian food retailer, Bompreco S.A. Supermercados do Nordeste, which was held by Mr. Joao Carlos Paes Mendonca and his family.

                                USE OF PROCEEDS

  Ahold Finance estimates that the net proceeds from the offering of the Notes, after deducting the estimated underwriting discount and expenses of the offering payable by Ahold Finance, will be approximately $694.7 million. Ahold Finance will advance the net proceeds to its parent company, Croesus, Inc. Croesus, Inc. will use $500 million of the net proceeds to repay borrowings under the $500 million multicurrency revolving credit facility with a syndicate of banks. Croesus, Inc. borrowed $500 million under the credit facility to repay part of the outstanding debt of U.S. Foodservice in June 2000. The borrowings under the $500 million multicurrency revolving credit facility bear interest at a rate per annum equal to LIBOR plus 10 basis points, and expire on August 23, 2000. On July 17, 2000, the average interest rate applying to the amount outstanding under the credit facility was 6.79%. Croesus, Inc. will use the remaining net proceeds to repay a portion of the borrowings under the $1.0 billion multicurrency revolving credit facility with a syndicate of banks, including J.P. Morgan Securities Ltd., an affiliate of J.P. Morgan Securities Inc., as an arranger and lender. Such borrowings were also used to repay part of the outstanding debt of U.S. Foodservice in June 2000. The borrowings under the $1.0 billion multicurrency revolving credit facility bear interest at a rate per annum equal to LIBOR plus 10 basis points, and expire on July 24, 2000. On July 17, 2000, the average interest rate applying to the amount outstanding under the credit facility was 6.75%.

                                 CAPITALIZATION

  The following table sets forth the total capitalization under Dutch GAAP of Royal Ahold as of the end of the First Quarter 2000. Also included are the pro forma figures as of the end of the First Quarter 2000, as adjusted to give effect to the following transactions as if these had occurred at the end of the quarter:

  . completion of the acquisition of U.S. Foodservice and Royal Ahold's partnership with respect to the ICA Group;

  . the May 2000 global offering of common shares and an issue of 4% convertible subordinated notes due 2005 and the use of proceeds from such offering;

  . the June 2000 issuance of (Euro)1.5 billion 6.375% eurobonds due 2005 and the use of proceeds from such offering; and

  . the offering of Notes by this prospectus supplement and the use of proceeds from the offering.

  The information presented below should be read in conjunction with the "Unaudited Pro Forma Financial Data" incorporated by reference to Royal Ahold's Report on Form 6-K dated May 17, 2000. See Note 23 to the consolidated financial statements included in Royal Ahold's Annual Report on Form 20-F for the fiscal year ended January 2, 2000, which is incorporated by reference in this prospectus supplement and the attached prospectus for a discussion of the principal material differences between Dutch GAAP and U.S. GAAP relevant to Royal Ahold. The amounts as of the end of the First Quarter 2000 below have been converted to dollars at (Euro)1.0658 per dollar, Royal Ahold's balance sheet exchange rate.

                                           As of April 23, 2000
                                 ----------------------------------------------
                                    Actual       Pro Forma(1)      Pro Forma
                                 --------------  --------------  --------------
                                                                      as
                                                                  adjusted(2)
                                                                 --------------
                                 ($)(3)  (Euro)  ($)(3)  (Euro)  ($)(3)  (Euro)
                                 ------  ------  ------  ------  ------  ------
                                               (in millions)
Short-term debt
 Short-term borrowings and
  current portion of long-term
  debt.........................   1,266   1,349   1,702   1,814   1,702   1,814
 Capitalized lease commitments,
  current portion..............      65      69      65      69      65      69
                                 ------  ------  ------  ------  ------  ------
Total short-term debt..........   1,331   1,418   1,767   1,883   1,767   1,883
                                 ------  ------  ------  ------  ------  ------
Long-term debt
 Subordinated loans............     807     860     807     860   1,670   1,780
 Other loans...................   5,713   6,089   8,468   9,025   5,084   5,419
 Capitalized lease commitments,
  less current portion.........   1,105   1,178   1,125   1,199   1,125   1,199
                                 ------  ------  ------  ------  ------  ------
Total long-term debt...........   7,625   8,127  10,400  11,084   7,879   8,398
                                 ------  ------  ------  ------  ------  ------
Minority interests.............     342     364     696     742     696     742
                                 ------  ------  ------  ------  ------  ------
Stockholders' equity
 Cumulative preferred financing
  shares--NLG 0.50 par value;
  195,000,000 shares
  authorized; 144,000,000
  shares issued(4).............      31      33      31      33      31      33
 Common shares--NLG 0.50 par
  value; 1,045,000,000 shares
  authorized; as of April 23,
  2000--646,603,269 (actual and
  pro forma) and 753,553,269
  (pro forma as adjusted)
  issued and outstanding(5)....     138     147     138     147     161     171
 Additional paid-in capital....   3,992   4,255   3,992   4,255   6,511   6,940
 Reserves......................  (1,812) (1,931) (5,713) (6,089) (5,713) (6,089)
                                 ------  ------  ------  ------  ------  ------
Total stockholders' equity.....   2,349   2,504  (1,552) (1,654)    990   1,055
                                 ------  ------  ------  ------  ------  ------
Total capitalization...........  11,647  12,413  11,311  12,055  11,332  12,078
                                 ======  ======  ======  ======  ======  ======

--------
(1) These figures give effect to the acquisition of U.S. Foodservice and the partnership with respect to the ICA Group, as if these companies were consolidated by Royal Ahold at the end of its Fiscal Quarter 2000.
(2) These figures give effect to the transactions described in note (1) above, as adjusted for the global offering, the issuance of the eurobonds and the offering of Notes by this prospectus supplement and the use of proceeds from these offerings.
(3) Converted to dollars at (Euro)1.0658 per dollar, Royal Ahold's balance sheet exchange rate as of April 23, 2000.
(4) Royal Ahold has authorized but not issued 650,000 cumulative preferred shares, par value NLG 1,000 per share, and 60,000,000 convertible cumulative preferred financing shares, par value NLG 0.50 per share.
(5) Excludes common shares issuable upon exercise of convertible subordinated notes and outstanding stock options. See Note 15 to the consolidated financial statements included in Royal Ahold's Annual Report on Form 20-F for the fiscal year ended January 2, 2000.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The following table shows the ratios of earnings to fixed charges for Royal Ahold, computed in accordance with Dutch GAAP and U.S. GAAP, for First Quarter 2000 and First Quarter 1999 and for fiscal years 1999, 1998, 1997, 1996 and 1995.

                                          First
                                         Quarter
                                       -----------
                                       2000  1999  1999  1998  1997  1996  1995
                                       ----- ----- ----- ----- ----- ----- -----
     Dutch GAAP....................... 3.14x 3.02x 3.31x 3.12x 3.01x 3.27x 3.11x
     U.S. GAAP........................ 2.91x 2.58x 2.91x 2.62x 2.65x 2.96x 3.01x

  In computing the ratio of earnings to fixed charges, "earnings" consists of earnings before income taxes adjusted to include fixed charges (as defined below, but excluding capitalized interest). "Fixed charges" consists of interest expense (including amortization of debt issuance expense and interest related to capital leases) and capitalized interest.

                            DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes supplements the description of the general terms and provisions of the debt securities set forth in the attached prospectus. See "Description of Guaranteed Debt Securities of Ahold Finance and Guarantees of Royal Ahold" on page 19 of the attached prospectus. To the extent the following description is inconsistent with that set forth in the attached prospectus, the following description replaces that in the attached prospectus. Any capitalized terms used but not defined below have the meanings given to them in the attached prospectus or in the indenture referred to in the attached prospectus.

General

  The Notes are to be issued as a separate series of guaranteed senior debt securities described in the attached prospectus. The Notes will be issued in an aggregate principal amount of $700 million and will mature on July 15, 2010. Book-entry interests in the Notes will be issued as described below in minimum denominations of $1,000 and in integral multiples of $1,000.

  The Notes will bear interest at the rate per annum shown on the cover page of this prospectus supplement, payable semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 2001. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

  The Notes will be unsecured, unsubordinated indebtedness of Ahold Finance and will rank equally with all other unsecured and unsubordinated indebtedness of Ahold Finance. The Notes will rank equally without any preference among themselves and with all present and future unsecured and unsubordinated indebtedness of Ahold Finance.

  Royal Ahold will unconditionally guarantee on an unsubordinated basis the due and punctual payment of the principal of and any premium and interest on the Notes, when and as any such payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guaranty of the Notes will be an unsecured, unsubordinated obligation of Royal Ahold. The guaranty will rank equally with all other unsecured and unsubordinated indebtedness of Royal Ahold.

  The principal corporate trust office of the trustee in the City of New York is designated as the principal paying agent. Ahold Finance may at any time designate additional paying agents or rescind the designation of paying agents or approve a change in the office through which any paying agent acts.

  Payment of principal of and interest on each Note, so long as the Notes are represented by global securities (as discussed below), will be made in immediately available funds. Beneficial interests in the global securities will trade in DTC's same-day funds settlement system, and secondary market trading activity in such interests will therefore settle in same-day funds.

Book-Entry System

  Each of the Notes will be issued in the form of one or more global securities (together, the "global securities") registered in the name of Cede & Co., as nominee for DTC. Notes will not be issuable in definitive bearer form or, except in the limited circumstances described in the attached prospectus, in definitive registered form. See "Description of Guaranteed Debt Securities of Ahold Finance and Guarantees of Royal Ahold--Global Securities" on page 22 of the attached prospectus.

  Ownership of the book-entry interests will be limited to persons, including depositaries for Euroclear and Clearstream, Luxembourg, that have accounts with DTC ("participants") or persons that hold interests through participants ("indirect participants"). DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective interests owned by such participants. Ownership of book entry interests will be shown on, and the transfer of such book entry interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants, including Euroclear and Clearstream, Luxembourg (with respect to interests of indirect participants).

  So long as DTC or its nominee is the holder of a global security, the book-entry depositary or such nominee, as the case may be, will be considered the sole holder of such global security for all purposes under the indenture.

  Ahold Finance understands that under existing industry practices, if it requests any action of holders of Notes or if the beneficial owner of a book-entry interest desires to give or take any action that a holder is entitled to give or take under the indenture, DTC would authorize the participants owning the relevant book-entry interests to give or take such action, and such participants would authorize indirect participants to give or take such action or would otherwise act upon the instructions of owners holding through them.

  For further discussion of the form of debt securities and the settlement and clearance arrangements, see "Description of Guaranteed Debt Securities of Ahold Finance and Guarantees of Royal Ahold--Global Securities" on page 22 of the attached prospectus.

Optional Redemption at Make-Whole Premium

  Ahold Finance shall have the right to redeem the Notes, in whole but not in part, at any time, upon not less than 30 nor more than 60 days' notice as provided in the Notes, at a redemption price of 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest to the redemption date, if any, plus the make-whole premium (calculated as described below) thereon.

  The "make-whole premium" for any Note to be redeemed is equal to (1) the sum of the present values of all of the remaining scheduled payments of principal and interest from the redemption date to the due dates for such payments until maturity of such Note computed on a semi-annual basis by discounting such payments (assuming a 360-day year consisting of twelve 30-day months) using a rate equal to the adjusted treasury rate (as defined below) plus 20 basis points less (2) the principal amount of such Note plus accrued and unpaid interest to the redemption date; provided that if (1) is less than (2), the make-whole premium will equal zero.

  The definitions of certain terms used in the paragraph above are listed below.

  . "Adjusted treasury rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

  . "Comparable treasury issue" means the United States Treasury security selected by J.P. Morgan Securities Inc. as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

  .  "Comparable treasury price" means, with respect to any redemption date,
     (1) the average of the reference treasury dealer quotations for such redemption date, after excluding the highest and lowest of such reference treasury dealer quotations, or (2) if the trustee obtains fewer than three such reference treasury dealer quotations, the average of such quotations.

  . "Reference treasury dealer" means (1) J.P. Morgan Securities Inc. and its respective successors; (2) Morgan Stanley & Co. Incorporated and its respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "primary treasury dealer"), Ahold Finance shall substitute therefor another primary treasury dealer; and (3) any other primary treasury dealer selected by Ahold Finance.

  . "Reference treasury dealer quotations" means, with respect to each reference treasury dealer and any redemption date, the average, as determined by Ahold Finance, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

  From and after the redemption date, if money for the redemption of the Notes called for redemption shall have been made available as provided in the indenture and the Notes called for redemption on the redemption date, such Notes shall cease to bear interest, and the only right of the holders of such Notes shall be to receive payment of the redemption price and all unpaid interest accrued to the date of redemption.

Optional Tax Redemption

  Ahold Finance may redeem the Notes, in whole but not in part, if Royal Ahold becomes obligated to pay additional amounts to the holders of the Notes as a result of certain changes in the tax laws of The Netherlands. See "Description of Guaranteed Debt Securities of Ahold Finance and Guarantees of Royal Ahold-- Tax Redemption" on page 24 of the attached prospectus.

Further Issues

  The Notes will be limited initially to an aggregate principal amount of $700 million. However, Ahold Finance may from time to time, without the consent of the holders of the Notes, create and issue additional Notes pursuant to the indenture, having the same terms and conditions under the indenture in all respects as the Notes (or in all respects save for the date for and amount of the first payment of interest thereon), and guaranteed by Royal Ahold to the same extent in all respects as the Notes so that the additional Notes are consolidated with and form a single series with the previously outstanding Notes.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

  The following is a summary of the principal United States federal income tax consequences to U.S. Holders (as defined below) of purchasing, holding and selling Notes. This description is based on (1) the Internal Revenue Code of 1986, as amended (the "Code"), (2) income tax regulations (proposed and final) issued under the Code, and (3) administrative and judicial interpretations of the Code and regulations, each as in effect and available as of the date of this prospectus supplement. These income tax laws, regulations, and interpretations, however, may change at any time, and any change could be retroactive to the issuance date of the Notes.

  Except as otherwise stated, this summary deals only with Notes held as capital assets (as defined in the Code) by a holder who (1) acquires Notes as part of the initial distribution at their initial issue price and (2) is a U.S. Holder (as defined below).

  A "U.S. Holder" is a holder of Notes that for United States federal income tax purposes is:

  .  a United States citizen or resident individual;

  . a corporation or partnership created or organized in or under the laws of the United States;

  . an estate if its income is subject to United States federal income taxation regardless of its source; or

  . a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control.

  This summary does not address all of the tax consequences that may be relevant to a U.S. Holder. Moreover, except as stated below, this summary does not address any of the tax consequences to (1) holders that are not U.S. Holders (as defined below), (2) holders that may be subject to special tax treatment such as financial institutions, thrift institutions, real estate investment trusts, tax-exempt organizations, regulated investment companies, insurance companies and brokers and dealers or traders in securities or currencies, (3) persons whose functional currency is not the United States dollar and (4) persons that will hold Notes as part of a position in a straddle or as part of a hedging, conversion or other integrated investment transaction. Further, this summary does not address:

  . the United States federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of Notes; or

  . any state, local or foreign tax consequences of the purchase, ownership and sale of Notes.

  Prospective investors are advised to consult with their own tax advisors in light of their own particular circumstances as to the United States federal income tax consequences of purchasing, holding and disposing of Notes, as well as the effect of any state, local or foreign tax laws.

Interest

  In general, interest (including any additional amounts, if any, paid by Royal Ahold under the guarantee, see "Payments of Additional Amounts" on page 24 of the attached prospectus) paid on a Note, or under the guarantee, will be includible in your gross income as ordinary interest income in accordance with your usual method of tax accounting.

Sale, Exchange or Retirement of Notes

  If you sell your Notes (including their being redeemed for cash), you will recognize gain or loss equal to the difference between your adjusted tax basis in such Notes and the amount realized on the sale of such Notes (other than accrued but unpaid interest which will be taxable as ordinary income). Your adjusted tax basis in the Notes generally will be your initial purchase price. If you are not a corporation and your holding period for a Note exceeds one year, the maximum United States federal income tax rate applicable to such gain will be lower than the maximum United States federal income tax rate applicable to your ordinary income.

United States Backup Withholding Tax and Information Reporting

  Certain noncorporate holders of Notes may be subject to backup withholding at a rate of 31% on payments made on a Note. Backup withholding will apply to you only if you are a United States person (as defined in the Code) and you (1) fail to furnish your Taxpayer Identification Number ("TIN") which, in the case of an individual, is your Social Security number, (2) furnish an incorrect TIN,
(3) are notified by the IRS that you have failed to properly report payments of interest or dividends, or (4) under certain circumstances, fail to certify, under penalty of perjury, that you furnished a correct TIN and have not been notified by the IRS that it is subject to backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against your United States federal income tax liability provided that the required information is furnished to the IRS. Further, information reporting will apply to such payments.

  The above description is not intended to constitute a complete analysis of all tax consequences relating to your acquisition, ownership and sale of Notes. Accordingly, prospective purchasers are urged to consult their own tax advisors to determine the United States federal, state, local and foreign tax consequences relating to the acquisition, ownership and sale of Notes in light of their particular situations.

                                  UNDERWRITING

  Royal Ahold, Ahold Finance and the underwriters named below (the "Underwriters") have entered into an underwriting agreement and a related terms agreement (together, the "Underwriting Agreement") dated the date hereof with respect to the Notes. Subject to the terms and conditions set forth in the Underwriting Agreement, Ahold Finance has agreed to sell to each of the Underwriters named below, severally, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                    Principal
                                                                      Amount
      Underwriter                                                    of Notes
      -----------                                                  ------------
   J.P. Morgan Securities Inc..................................... $490,000,000
   Morgan Stanley & Co. Incorporated.............................. $210,000,000
                                                                   ------------
     Total........................................................ $700,000,000
                                                                   ============

  Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Notes, then the Underwriters are obligated to take and pay for all of the Notes.

  The Notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The Underwriters have advised Royal Ahold and Ahold Finance that they intend to make a market for the Notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the Notes.

  The Underwriters initially propose to offer part of the Notes directly to the public at the offering prices described on the cover page and part to certain dealers at a price that represents a concession not in excess of .40% of the principal amount of the Notes. Any Underwriter may allow, and any such dealer may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

  Royal Ahold and Ahold Finance have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

  In connection with the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. Short sales involve the sale by the Underwriters of a greater number of Notes than they are required to purchase in the offering. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

  Expenses associated with this offering, to be paid by Ahold Finance and Royal Ahold, are estimated to be $375,000.

  In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with Ahold Finance, Royal Ahold, or affiliates. In particular, an affiliate of J.P. Morgan Securities Inc. is an arranger and lender under Croesus' $1.0 billion credit facility and will receive a portion of the amounts repaid under the credit facility from the net proceeds of the offering. See "Use of Proceeds."

                             VALIDITY OF SECURITIES

  Certain matters of U.S. law will be passed upon for Ahold Finance and Royal Ahold by White & Case LLP, New York, New York, and for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, London, England.

                                    EXPERTS

  Deloitte & Touche, Accountants, independent auditors, have audited Royal Ahold's consolidated financial statements as of January 2, 2000 and January 3, 1999 and for each of the fiscal years in the three-year period ended January 2, 2000 as set forth in their report included in Royal Ahold's Annual Report on Form 20-F for the fiscal year ended January 2, 2000, and which is incorporated by reference in this prospectus supplement and the attached prospectus. Royal Ahold's consolidated financial statements are incorporated by reference in reliance on their report, given upon the authority of the firm as experts in auditing and accounting.

PROSPECTUS

                            Koninklijke Ahold N.V.
             (a Netherlands public company with limited liability)

                                 (Royal Ahold)

                                      and

                          Ahold Finance U.S.A., Inc.

                               ----------------

  Royal Ahold may offer the following securities for sale through this prospectus:

  .  Senior Debt Securities;

  .  Subordinated Debt Securities;

  .  Warrants to purchase Debt Securities;

  .  Financing Preferred Shares;

  .  Convertible Preferred Shares; and

  .  Common Shares.

  Ahold Finance U.S.A., Inc. may offer the following securities for sale through this prospectus:

  . Senior Debt Securities of Ahold Finance U.S.A., Inc. guaranteed by Royal Ahold;

  . Subordinated Debt Securities of Ahold Finance U.S.A., Inc. guaranteed by Royal Ahold; and

  .  Warrants to Purchase Debt Securities of Ahold Finance U.S.A., Inc.

  We will provide the specific terms of the securities that we are offering in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

                               ----------------

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                  The date of this Prospectus is June 8, 1999

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
About this Prospectus....................................................    2
Where You Can Find More Information......................................    2
Limitations on Enforcement of U.S. Laws Against Royal Ahold, its
 Management, and Others..................................................    4
Royal Ahold..............................................................    4
Ahold Finance U.S.A., Inc. ..............................................    4
Use of Proceeds..........................................................    5
Ratios of Earnings to Fixed Charges and Ratios of Earnings to Combined
 Fixed Charges and Preferred Share Dividends.............................    5
Description of Debt Securities of Royal Ahold............................    6
Description of Guaranteed Debt Securities of Ahold Finance and Guarantees
 of Royal Ahold..........................................................   19
Description of Warrants to Subscribe to Debt Securities of Royal Ahold
 and Ahold Finance U.S.A., Inc...........................................   35
Description of Share Capital of Royal Ahold..............................   36
Description of American Depositary Receipts Relating to Shares of Royal
 Ahold...................................................................   45
Plan of Distribution.....................................................   54
Validity of Securities...................................................   55
Experts..................................................................   55

                             ABOUT THIS PROSPECTUS

  This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing the "shelf" registration process. Under the shelf registration process, we may sell the securities described in this prospectus in one or more offerings.

  This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities. The prospectus supplement may also add to or update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

  As used in this prospectus, "NLG" refers to the currency of the Netherlands.

                      WHERE YOU CAN FIND MORE INFORMATION

Royal Ahold

  Koninklijke Ahold N.V. ("Royal Ahold") files annual reports and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document Royal Ahold files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room.

  The SEC allows Royal Ahold to "incorporate by reference" in this prospectus the information in the documents that Royal Ahold files with it, which means that Royal Ahold can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Royal Ahold incorporates by reference in this prospectus the documents listed below:

  .  Annual Report on Form 20-F for the fiscal year ended January 3, 1999;

  .  Report on Form 6-K dated May 4, 1999;

  .  Report on Form 6-K dated May 10, 1999;

  .  Report on Form 6-K dated May 12, 1999;

  .  Report on Form 6-K dated May 20, 1999; and

  . any future Reports on Form 6-K that indicate they are incorporated into this registration statement and any future Annual Reports on Form 20-F that Royal Ahold may file with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") until Royal Ahold and Ahold Finance U.S.A., Inc. ("Ahold Finance") sell all of the securities that may be offered through this prospectus.

  You may request a copy of these documents at no cost to you, by writing or telephoning us at either of the following addresses:

  Director of Investor Relations
  Royal Ahold
  P.O. Box 33
  1500 EA Zaandam
  The Netherlands
  Tel: 011 (31-75) 659-5648
  Fax: 011 (31-75) 659-8359

  Corporate Secretary
  Ahold Finance U.S.A., Inc.
  913 North Market Street
  Wilmington, Delaware 19801-3052
  Tel: (302) 552-3100
  Fax: (302) 552-3128

  Royal Ahold will provide its annual report in English to any holder of these securities at the holder's request, for so long as the securities remain outstanding. Royal Ahold will also provide unaudited interim financial information to any holder upon request. In addition, Royal Ahold will supply copies of its summary annual report in English to the depositary issuing American depositary shares, and the depositary will distribute the summary annual reports to holders of American depositary shares. Finally, Royal Ahold will supply English translations of all notices of shareholders' meetings and other communications that are sent to its shareholders to the depositary issuing American depositary receipts, which will deliver them to holders of American depositary receipts.

  The summary annual reports prepared in English by Royal Ahold will include audited consolidated financial statements of Royal Ahold prepared under Dutch generally accepted accounting principles, as well as a reconciliation of certain amounts to U.S. generally accepted accounting principles.

  For a discussion of the principal differences between Dutch GAAP and U.S. GAAP relevant to Royal Ahold, see Note 23 to Royal Ahold's audited consolidated financial statements included in Royal Ahold's Annual Report on Form 20-F for the fiscal year ended January 3, 1999, which is incorporated by reference in this prospectus.

Ahold Finance U.S.A., Inc.

  Ahold Finance is a consolidated subsidiary of Royal Ahold. Ahold Finance does not, and will not, file separate reports with the SEC.

Reliance on Information

  You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST
                    ROYAL AHOLD, ITS MANAGEMENT, AND OTHERS

  Royal Ahold is a foreign corporation, and most of the members of its management, as well as some of the experts referred to in this prospectus, are residents of the Netherlands or other countries outside the United States. In addition, the underwriters that are named in a prospectus supplement may be residents of countries outside the United States. As a result, you should note that it may be difficult or impossible to serve legal process on Royal Ahold, members of its management, or experts or underwriters, and to force them to appear in a U.S. court. It may also be difficult or impossible to enforce a judgment of a U.S. court against any of these parties, or to enforce a judgment of a foreign court against any of these parties in the United States. Finally, a Netherlands court may refuse to allow an original action based on U.S. securities laws.

  Royal Ahold's legal counsel in the Netherlands, De Brauw Blackstone Westbroek N.V., has advised Royal Ahold that the United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result, a civil judgment by a U.S. court would not necessarily be enforceable in the Netherlands.

                                  ROYAL AHOLD

  Royal Ahold is incorporated in the Netherlands as a public company with limited liability.

  Royal Ahold's principal business is food retailing. It also engages in wholesale institutional food supply and certain specialty retailing activities in the Netherlands.

  Royal Ahold is the largest food retailer in the Netherlands and one of the largest food retailers in the United States. It is also one of the largest and among the most internationally diverse food retailing groups worldwide. Royal Ahold's stores are primarily supermarkets, but it also operates through specialty stores, "hypermarkets," discount stores and convenience stores.

  Royal Ahold's operations are located primarily in the Netherlands and the United States. It also has activities in Portugal, Spain, the Czech Republic, Poland, several countries in the Asia Pacific region and in Latin America.

  Royal Ahold's principal executive offices are located at Albert Heijnweg 1, 1507 EH Zaandam, the Netherlands, and the telephone number of these offices is 011 (31-75) 659-9111. Royal Ahold is registered with the trade register of the Chamber of Commerce of Amsterdam, under number 35000363.

                          AHOLD FINANCE U.S.A., INC.

  Ahold Finance is an indirect wholly owned subsidiary of Royal Ahold. Ahold Finance was incorporated in Delaware in December 1998. Its sole purpose is to provide financing services to Royal Ahold and its U.S. subsidiaries.

  The corporate offices of Ahold Finance are located at 913 North Market Street, Wilmington, Delaware 19801-3052, and the telephone number of these offices is (302) 552-3100.

                                USE OF PROCEEDS

  Unless Royal Ahold or Ahold Finance state otherwise in a prospectus supplement, the net proceeds from the sale of securities offered through this prospectus will be used for general corporate purposes.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
                 RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED SHARE DIVIDENDS

Ratios of Earnings to Fixed Charges

  The following table shows the ratios of earnings to fixed charges for Royal Ahold, computed in accordance with Dutch GAAP and U.S. GAAP, for the first thirteen weeks of 1999 and for fiscal years 1998, 1997, 1996, 1995 and 1994.

                                                   1998  1997  1996  1995  1994
                                                   ----- ----- ----- ----- -----
Dutch GAAP........................................ 3.12x 3.01x 3.27x 3.11x 2.96x
U.S. GAAP......................................... 2.62x 2.65x 2.96x 3.01x 2.95x

Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends

  The following table shows the ratios of earnings to combined fixed charges and preferred share dividends for Royal Ahold, computed in accordance with Dutch GAAP and U.S. GAAP, for the first thirteen weeks of 1999 and for fiscal years 1998, 1997, 1996, 1995 and 1994.

                                                   1998  1997  1996  1995  1994
                                                   ----- ----- ----- ----- -----
Dutch GAAP........................................ 3.03x 2.92x 3.19x 3.11x 2.96x
U.S. GAAP......................................... 2.55x 2.58x 2.88x 3.01x 2.95x

Calculation of Ratios

  The ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred share dividends were calculated based on information from Royal Ahold's records.

  For purposes of these tables, "earnings" is calculated by adding:

    (1) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;

    (2) fixed charges;

    (3) amortization of capitalized interest;

    (4) distributed income of equity investees; and

    (5) Royal Ahold's share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges;

and then subtracting:

    (1) capitalized interest;

    (2) preferred share dividend requirements of consolidated subsidiaries;
  and

    (3) minority interests in pre-tax income of subsidiaries that have not incurred fixed charges.

"Fixed charges" is calculated by adding:

    (1) interest expensed and capitalized;

    (2) amortized premiums, discounts and capitalized expenses related to indebtedness;

    (3) an estimate of the interest within rental expense; and

    (4) preferred share dividend requirements of consolidated subsidiaries.

  The term "equity investees" means investments that Royal Ahold accounts for using the equity method of accounting.

  The term "preferred share dividend" means the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred shares.

                 DESCRIPTION OF DEBT SECURITIES OF ROYAL AHOLD

  The following is a summary of certain provisions of the debt securities of Royal Ahold that may be issued under an indenture between Royal Ahold and The Chase Manhattan Bank, as trustee, and an indenture between Royal Ahold and The Bank of New York, as trustee. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the detailed provisions of the Trust Indenture Act of 1939 and the indentures. Royal Ahold and Ahold Finance have filed forms of the indentures as exhibits to the registration statement of which this prospectus is a part. References made herein to provisions of or terms defined in the indentures are incorporated hereby into this discussion.

General

  Royal Ahold may offer the following debt securities through this prospectus: senior debt securities and subordinated debt securities.

  Any senior debt securities of Royal Ahold will be issued under an indenture between Royal Ahold and The Chase Manhattan Bank, as trustee. Any subordinated debt securities of Royal Ahold will be issued under an indenture between Royal Ahold and The Bank of New York, as trustee. All references in this summary to debt securities, senior debt securities or subordinated debt securities are references to debt securities, senior debt securities or subordinated debt securities of Royal Ahold.

  The total principal amount of debt securities that can be issued under the indentures is unlimited. Except as otherwise provided in the prospectus supplement relating to a particular series of debt securities, the indentures do not limit the amount of other debt, secured or unsecured, that may be issued by Royal Ahold. Royal Ahold may issue the debt securities in one or more series.

  The indentures provide for the debt securities to be issued in registered form. However, Royal Ahold and the trustees may enter into supplemental indentures for the purpose of providing for the issuance of debt securities in bearer form.

  Please refer to the prospectus supplement relating to the particular series of debt securities offered through this prospectus for the following terms, where applicable, of the debt securities:

  . the designation, aggregate principal amount and authorized denominations of the debt securities;

  . the percentage of principal amount at which the debt securities will be issued;

  . the currency or currencies, composite currency or currency units in which the principal of and any interest on the debt securities will be payable;

  .  the date or dates on which the debt securities will mature;

  . the rate or rates at which the debt securities will bear any interest or the method by which such rate will be determined;

  .  the dates on which and places at which any interest will be payable;

  . whether the debt securities are senior debt securities or subordinated debt securities;

  .  the terms of any mandatory or optional repayment or redemption;

  . if the debt securities are convertible into common shares of Royal Ahold, the terms and conditions upon which conversion will be effected, including the conversion price, the conversion period and whether conversion is mandatory, at the option of the holder or at the option of Royal Ahold;

  . any index used to determine the amount of payments of principal or any interest on such debt securities;

  . whether any debt securities will be issued as discounted debt securities;

  . whether the debt securities may be issued in the form of American depositary debt securities evidenced by American depositary receipts; and

  .  any other terms of the debt securities.

  Each of the indentures provides that debt securities of a single series may be issued at various times, with different maturity dates and redemption and repayment provisions, if any, and may bear interest at different rates. If interest is payable on the debt securities, the persons to which and the manner in which it will be paid will be set forth in the prospectus supplement relating to the debt securities. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

  The senior debt securities will be unsecured, unsubordinated indebtedness of Royal Ahold and will rank equally with all other unsecured and unsubordinated indebtedness of Royal Ahold. The senior debt securities will rank equally without any preference among themselves and with all other present and future unsecured, unsubordinated obligations of Royal Ahold, except as required by law. The subordinated debt securities will be unsecured indebtedness of Royal Ahold and, as set forth below under "--Subordination of Subordinated Debt Securities," will be subordinated in right of payment to all senior indebtedness (as defined below) of Royal Ahold. The subordinated debt securities will rank equally without any preference among themselves and with all other present and future unsecured and equally subordinated obligations of Royal Ahold, except as required by law.

  Some of the debt securities may be sold at a substantial discount below their stated principal amount. These debt securities will either bear no interest or will bear interest at a rate which at the time of issuance is below market rates. The U.S. federal income tax consequences and other special considerations applicable to the discounted debt securities will be described in the prospectus supplement relating to these debt securities.

  Unless the prospectus supplement for a particular series of debt securities provides that the debt securities of that series may be redeemed at the option of the holder, the indentures and the debt securities would not provide for redemption at the option of a holder nor necessarily afford holders protection in the event of a highly leveraged or other transaction that may adversely affect holders.

Governing Law

  The senior debt securities and the indenture under which they will be issued are governed by the laws of the State of New York. The subordinated debt securities and the indenture under which they will be issued are governed by the laws of the State of New York, except for the provisions relating to the subordination of the subordinated debt securities, which are governed by the laws of the Netherlands.

  There are no limitations under the laws of the Netherlands or the Articles of Association of Royal Ahold on the right of non-residents of the Netherlands to hold the debt securities issued by Royal Ahold.

Global Securities

  The debt securities of a series may be issued in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless a global certificate is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole and only to the depositary or to a nominee of the depositary or to a successor depositary or its nominee.

  Unless otherwise indicated in any prospectus supplement, The Depositary Trust Company ("DTC") will act as depositary. Beneficial interests in global certificates will be shown on records maintained by DTC and its participants, and transfers of global certificates will be effected only through these records.

  DTC has provided us the following information, and we take no responsibility for its accuracy. DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the clearance and recording of the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participant's accounts. This eliminates the need for physical exchange of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Other organizations such as securities brokers and dealers, banks and trust companies that work through a participant, either directly or indirectly use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

  DTC management is aware that some computer applications and systems for processing data that are dependent upon calendar dates, including dates before, on or after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its computer applications and systems, as they relate to the timely payment of principal, interest and other distributions to security holders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and remediation plan, both of which are complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

  However, DTC's ability to perform its services properly is also dependent upon other parties, including but not limited to: (1) issuers and their agents, (2) third-party vendors from whom DTC licenses software and hardware, and (3) third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electric utility service providers. DTC has informed its participants and other members of the financial community that it is contacting third-party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant and (2) determine the extent of their efforts for Year 2000 remediation and, as appropriate, testing of their services. In addition, DTC is in the process of developing contingency plans that it deems appropriate.

  Pursuant to DTC's procedures, upon the sale of debt securities represented by a global certificate to underwriters, DTC will credit the accounts of the participants designated by the underwriters with the principal amount of the debt securities purchased by the underwriters. Ownership of beneficial interests in a global certificate will be shown on DTC's records (with respect to participants), by the participants (with respect to indirect participants and certain beneficial owners) and by the indirect participants (with respect to all other beneficial owners). The laws of some states require that certain persons take physical delivery in definitive form of the securities that they own. Consequently, the ability to transfer beneficial interests in a global certificate may be limited.

  Royal Ahold will wire to DTC's nominee principal and interest payments with respect to global certificates. Royal Ahold and the trustees under the indentures will treat DTC's nominee as the owner of the global certificates for all purposes. Accordingly, Royal Ahold, the trustees and the paying agents will have no direct responsibility or liability to pay amounts due on the global certificates to owners of beneficial interests in the global certificates.

  It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their beneficial interests in the global certificates as shown on DTC's records. Payments by participants to owners of beneficial interests in the global certificates will be governed by standing instructions and customary practices between the participants and the owners of beneficial interests in the global certificates, as is the case with securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the trustees or Royal Ahold.

  Debt securities of any series represented by a global certificate will be exchangeable for debt securities in definitive form with the same terms in authorized denominations only if:

  . DTC notifies Royal Ahold that it is unwilling or unable to continue as depositary, or DTC is no longer eligible to act as depositary, and Royal Ahold does not appoint a successor depositary within 90 days; or

  . Royal Ahold determines not to have the debt securities of the series represented by global certificates and notifies the applicable trustee of its decision.

Tax Redemption

  In addition to any redemption provisions that may be specified in a prospectus supplement, Royal Ahold may redeem a series of debt securities before their maturity, in whole but not in part, if, at any time after the date of issuance of a series of securities, as a result of any:

  . amendment to, or change in, the laws of the Netherlands or any political subdivision; or

  . change in the application or official interpretation of such laws or regulations,

where such amendment or change becomes effective after the date of the issuance of the series of debt securities (a "tax event"), Royal Ahold becomes, or will become, obligated to pay any additional amounts as provided below under "--Payments of Additional Amounts" and cannot reasonably avoid such obligation.

  Before Royal Ahold may redeem debt securities of a particular series, it must deliver to the trustee at least 45 days prior to the date fixed for redemption:

  . a written notice stating that the debt securities of a particular series are to be redeemed, specifying the redemption date and other pertinent information; and

  . an opinion of independent legal counsel to the effect that, as a result of the circumstances described above, Royal Ahold has or will become obligated to pay any additional amounts.

  Royal Ahold will give you at least 30 days', but not more than 60 days', notice before any redemption of a series of securities. On the redemption date, Royal Ahold will pay you the principal amount of your debt security, plus any accrued interest (including any additional amounts) to the redemption date. No notice of redemption may be given earlier than 90 days prior to the earliest date on which Royal Ahold would be obligated to pay additional amounts were a payment on the debt securities of the series then due.

Payments of Additional Amounts

  Royal Ahold will make all payments on the debt securities of any series without withholding or deduction for any taxes, or other governmental charges in effect on the date of issuance of the debt securities of such series or imposed in the future by or on behalf of the Netherlands or any authority in the Netherlands. In the event any Dutch taxes or other charges are imposed on payments on any debt security held by you, Royal Ahold will pay to you such additional amounts as may be necessary so that the net amounts receivable by you after any payment, withholding or deduction of tax or charge will equal the amounts of principal, any interest and any premium which would have been receivable on the debt security if there were no such payment, withholding or deduction. No additional amounts, however, will be paid to you, or to a third party on your behalf, for any such taxes or charges that have been imposed by reason of:

  . you being a resident of the Netherlands or having some connection with the Netherlands other than the mere holding of the debt security or the receipt of principal, any interest, or any premium on the debt security;

  . your presentation of the debt security for payment more than 30 days after the later of (1) the due date for such payment or (2) the date Royal Ahold provides funds to make such payment to the trustee;

  . any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax or governmental charge;

  . any tax or other governmental charge that is payable other than by withholding from payments on the debt security; or

  .  any combination of the foregoing events or circumstances.

  Furthermore, no additional amounts will be paid with respect to any payment to you if you are a fiduciary or partnership or other than the sole beneficial owner of the payment if a beneficiary or settlor with respect to such fiduciary or a member of such partnership or beneficial owner would not have been entitled to receive the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder. Any reference in this summary or in the indentures or the debt securities to principal or interest will be deemed also to refer to any additional amounts that may be payable as described in this paragraph.

Certain Covenants Applicable to Senior Debt Securities

  Certain Definitions Applicable to Covenants

  The term "attributable debt" means the total net amount of rent required to be paid by Royal Ahold or a subsidiary under any lease during the remaining term of the lease, discounted from the due dates of the rent to the date of determination at the rate of interest per annum implicit in the terms of the lease (as determined by Royal Ahold or such subsidiary) compounded semiannually. The net amount of rent required to be paid under any lease for any period is the amount of the rent payable by the lessee with respect to such period, after deducting amounts required to be paid for maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which the lessee has the right to terminate upon paying a penalty, the net amount of rent will also include the amount of the penalty, but no rent will be considered as required to be paid under the lease subsequent to the first date that it may be terminated by the lessee.

  The term "consolidated net tangible assets" means the total amount of assets of Royal Ahold and its subsidiaries after deducting: (1) applicable reserves and other properly deductible items, (2) all current liabilities (excluding
(a) any liabilities that the obligor has the right to extend or renew to a time more than 12 months after the date on which the amount of consolidated net tangible assets is being computed and (b) current maturities of long-term indebtedness and capital lease obligations) and (3) all goodwill, all as shown in the most recent consolidated balance sheet of Royal Ahold and its subsidiaries, each computed in accordance with Dutch GAAP.

  The term "funded debt" means all indebtedness for money borrowed with a maturity of more than 12 months from the date the amount of funded debt is to be determined or having a maturity of less than 12 months but which the borrower has the right to renew or extend beyond 12 months from such date.

  The term "subsidiary" means any entity of which Royal Ahold or one or more other subsidiaries of Royal Ahold directly or indirectly owns or controls at least a majority of the outstanding stock or other ownership interests that ordinarily carry the power to vote in the election of directors, managers or trustees of such entity or other persons performing similar functions (whether or not stock or other ownership interests of any other class of such entity has or might have voting power as a result of the happening of any contingency).

  Limitation on Liens

  Royal Ahold will not, and will not permit any subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed or any other indebtedness evidenced by notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (referred to in this summary as "debt") if such debt is secured by pledge of, or mortgage, deed of trust or other lien on any part of its or any such subsidiary's undertakings, assets or revenues (such pledges, mortgages, deeds of trust and other liens being referred to in this summary as "mortgages") without effectively providing that the senior debt securities of all series issued under the indenture (and, if Royal Ahold so determines, any other debt of Royal Ahold or such subsidiary then existing or thereafter created which is not subordinated to the senior debt securities) will be secured equally and ratably with (or prior to) such secured debt so long as such secured debt shall be so secured. This restriction, however, will not apply if the aggregate principal amount of all such secured debt which would otherwise be prohibited, plus all attributable debt of Royal Ahold and its subsidiaries in respect of "sale and leaseback transactions" (as defined below) which would otherwise be prohibited by the covenant limiting sale and leaseback transactions described below, would not exceed the greater of (1) U.S.$750,000,000 and (2) 15% of consolidated net tangible assets. This restriction also will not apply to, and there will be excluded from secured debt in any computation under this restriction, debt secured by:

    (1) mortgages on property of any corporation existing at the time it becomes a subsidiary;

    (2) mortgages to secure indebtedness of any subsidiary to Royal Ahold or to another subsidiary;

    (3) mortgages for taxes, assessments or governmental charges (a) not then delinquent or (b) the validity of which is being contested in good faith by appropriate proceedings;

    (4) materialmen's, mechanics', carriers', workmen's, repairmen's, landlord's or other similar mortgages, or deposits to obtain the release of such mortgages;

    (5) mortgages arising under an order of attachment or distraint or similar legal process so long as the execution or enforcement thereof is effectively stayed and the claims secured thereby are being contested in good faith;

    (6) mortgages to secure public or statutory obligations or to secure payment of workmen's compensation or to secure performance in connection with tenders, leases of real property, bids or contracts or to secure (or in lieu of) surety or appeal bonds and mortgages made in the ordinary course of business for similar purposes;

    (7) mortgages on property existing at the time of acquisition of the property by Royal Ahold or the subsidiary or to secure the payment of any part of the purchase price or construction or improvement cost of the property or to secure any debt incurred before, at the time of, or within one year after, the acquisition of the property or the completion of any construction or the commencement of commercial operation of the property, whichever is later, for the purpose of financing any part of the purchase price or construction cost of the property;

    (8) mortgages to secure guarantees arising in connection with the sale, discount, guarantee or pledge of notes, chattel mortgages, leases, accounts receivable, trade acceptances and other paper arising in the ordinary course of business out of installment or conditional sales to or by, or transactions involving title retention with, distributors, dealers or other customers, or merchandise, equipment or services;

    (9) mortgages existing at the date of the senior debt indenture; and

    (10) any extension, renewal or replacement of any mortgage referred to in the foregoing clauses (1) to (9), so long as (a) the extension, renewal or replacement mortgage is limited to the part of the same property that secured the mortgage extended, renewed or replaced (plus improvements on such property) and (b) the debt secured by the mortgage at the time is not increased.

  Limitation on Sales and Leasebacks

  Royal Ahold will not, and will not permit any subsidiary to, enter into any arrangement with any lender or investor (not including Royal Ahold or any subsidiary), or to which any such lender or investor is a party, that provides for Royal Ahold or any subsidiary to lease for a period, including renewals, in excess of three years, any property if Royal Ahold or any such subsidiary has sold or will sell or transfer the property more than 270 days after the acquisition of the property or after the completion of construction and commencement of full operation of the property to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property (herein referred to as a "sale and leaseback transaction") unless either:

    (1) Royal Ahold or such subsidiary could create debt secured by a mortgage on the property in an amount equal to the attributable debt with respect to the sale and leaseback transaction without equally and ratably securing the senior debt securities of all series pursuant to the provisions of the covenant limiting liens described above; or

    (2) Royal Ahold, within 180 days after it or such subsidiary sells or transfers the property, applies an amount equal to the greater of (a) the net proceeds of the sale of the property; and (b) the fair market value of the property at the time of entering into such arrangement (as determined by Royal Ahold) to: (x) the purchase of property, facilities or equipment (other than the property, facilities or equipment involved in the sale) having a value at least equal to the net proceeds of the sale; or (y) the retirement of funded debt of Royal Ahold or any subsidiary (other than as a result of payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision).

  The amount required to be applied to the retirement of funded debt of Royal Ahold or any subsidiary pursuant to clause (y) above will be reduced by:

      (a) the principal amount of any senior debt securities of any series (or, if the senior debt securities of any series are original issue discount securities or provide that an amount other than the face amount thereof will or may be payable upon the maturity thereof or a declaration of acceleration of the maturity thereof, such portion of the principal amount or other amount as may be due and payable thereon pursuant to a declaration in accordance with Section 4.1 of the indenture) delivered within 180 days after such sale or transfer to the trustee for retirement and cancellation; and

      (b) the principal amount of funded debt, other than the debt securities of any series, voluntarily retired by Royal Ahold or any subsidiary within 180 days after such sale or transfer.

Certain Covenants Applicable to Subordinated Debt Securities

  Certain Definitions Applicable to Covenants

  The term "public debt" means any loan, debt, guarantee or other obligation of Royal Ahold represented by or securing bonds, notes, debentures or other publicly issued debt securities which are, or are capable of being, traded or listed on any stock exchange or other organized financial market.

  The term "private debt" means loans, debts, guarantees and/or other obligations of Royal Ahold in excess of 30% of the total consolidated fixed assets of Royal Ahold and its subsidiaries, that are not public debt.

  Limitation on Liens

  Neither Royal Ahold nor any of its subsidiaries may secure any public debt or private debt, then or thereafter existing, by any lien, pledge or other charge upon any of its present or future assets or revenues. The above restriction will not apply to:

    (1) any security arising solely by mandatory operation of law;

    (2) any security over assets existing at the time of acquisition thereof;

    (3) any security included within the assets of any company merged with Royal Ahold where such security is created prior to the date of such merger;

    (4) any security over assets pursuant to the general terms and conditions of a bank (for example, in the form prepared by the Dutch Bankers Association (Algemene Bankvoorwaarden)), if and insofar as applicable;

    (5) any guarantee issued by Royal Ahold or any of its subsidiaries in the ordinary course of its business; and

    (6) any security upon any "margin stock," as such term is defined in Regulation U of the Board of Governors of the Federal Reserve System of the United States (or any successor) as in effect from time to time.

  Any guarantee issued by Royal Ahold or any of its subsidiaries other than in the ordinary course of its business will only be secured after the trustee for the subordinated debt securities has given its written consent to the guarantee.

Events of Default, Waiver and Notice under the Senior Debt Securities

  An event of default with respect to any series of senior debt securities means any of the following:

    (1) default in the payment of any installment of interest or any additional amounts on the senior debt securities of such series and the continuance of such default for 30 days;

    (2) default in the payment of the principal of or any premium on any of the senior debt securities of such series when due, whether at maturity, upon redemption, by declaration or otherwise;

    (3) default in the payment of any sinking fund installment on the senior debt securities of such series;

    (4) default by Royal Ahold in the performance of any other covenant or agreement contained in the indenture for the benefit of such series and the continuance of such default for 90 days after Royal Ahold is given a written notice as provided in the indenture;

    (5)  Royal Ahold or any subsidiary of Royal Ahold shall:

      (a) default in the payment of the principal or any interest on any note, bond, coupon or other instrument evidencing indebtedness for money borrowed in a total principal amount of U.S.$50,000,000 or more, other than the senior debt securities of such series, issued, assumed or guaranteed by it, when and as the same shall become due and payable, if such default shall continue for more than any period of grace originally applicable thereto and the time for payment of such amount has not been effectively extended, or

      (b) default in the observance of any other terms and conditions relating to any such indebtedness for money borrowed, if the effect of such default is to cause such indebtedness to become due prior to its stated maturity; or

    (6) certain events of bankruptcy, liquidation, insolvency or moratorium of payments relating to Royal Ahold.

  The trustee must, within 90 days after the occurrence of a default, give all holders of senior debt securities of the relevant series then outstanding notice of all uncured defaults known to it. The trustee may withhold notice of any default (except in the case of a default in the payment of principal or any premium or interest on any senior debt security of any series, or in the payment of any sinking fund installment with respect to senior debt securities of any series) if it in good faith determines that the withholding of the notice is in the interest of the holders of outstanding senior debt securities of such series.

  If an event of default with respect to senior debt securities of any series at the time outstanding shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount (calculated as provided in the indenture) of the senior debt securities of such series then outstanding may declare the principal (or, in the case of original issue discount senior debt securities, the portion thereof as may be specified in the prospectus supplement relating to such series) of the senior debt securities of such series and any interest accrued thereon to be due and payable immediately. If this happens, subject to the requirement that Royal Ahold take certain actions to cure the default, the holders of a majority in aggregate principal amount of the outstanding senior debt securities of such series may annul such declaration.

  Prior to the declaration referred to in the preceding paragraph, the holders of a majority in aggregate principal amount of the senior debt securities may waive certain defaults.

  The Trust Indenture Act requires that Royal Ahold file with the trustee annually a written statement as to the presence or absence of certain defaults under the terms of the indenture.

  If a default or an event of default occurs and is continuing with respect to any series of senior debt securities, the holders of not less than a majority in aggregate principal amount (calculated as provided in the indenture) of the senior debt securities of such affected series then outstanding (with each such series voting separately as a class) may direct the time, method and place of conducting any proceeding or remedy available to the trustee, or exercising any trust or power conferred on the trustee by the indenture with respect to senior debt securities of the series.

  The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the direction of the holders of senior debt securities issued thereunder unless the holders offer to the trustee reasonable security or indemnity against expenses and liabilities.

Events of Default, Waiver and Notice under the Subordinated Debt Securities

  An event of default with respect to any series of subordinated debt securities means any of the following:

    (1) default in the payment of any installment of interest or any additional amounts on the subordinated debt securities of such series and the continuance of such default for 14 days;

    (2) default in the payment of the principal of (and any premium on) any of the subordinated debt securities of such series when due, whether at maturity, upon redemption, by declaration or otherwise and the continuance of such default for 14 days;

    (3) default in the payment of any sinking fund installment on the subordinated debt securities of such series and the continuance of such default for 14 days;

    (4) default by Royal Ahold in the performance of any other covenant or agreement contained in the indenture for the benefit of such series and, if such default is capable of being remedied, the continuance of such default for 30 days after written notice as provided in the indenture;

    (5) (a) Royal Ahold or any of its major subsidiaries (as defined below) defaults in the payment of the principal of, or interest on, any other obligation in respect of borrowed moneys (as defined below) of, assumed or guaranteed by Royal Ahold or any of its major subsidiaries when and as the same shall become due and payable, if such default continues for more than any applicable period of grace, and the time for payment of such principal or interest has not been effectively extended; or

      (b) any obligation in respect of borrowed moneys of, assumed or guaranteed by Royal Ahold or any of its major subsidiaries shall have become repayable before the due date thereof as a result of acceleration of maturity by reason of the occurrence of any event of default thereunder.

  However, if such obligation in respect of borrowed moneys is held by any holder of subordinated debt securities (or any affiliate thereof) and was declared to be due and payable, or became capable of being declared due and payable prior to its stated date of payment in circumstances which would not have occurred but for a default by Royal Ahold or any of its subsidiaries in complying with a restriction contained in the documentation governing such obligation in respect of borrowed moneys on the ability of Royal Ahold or such subsidiary to sell, pledge or otherwise dispose of margin stock, then neither such declaration (or any failure to pay based on any such declaration) or such becoming capable of being declared due and payable shall constitute an event of default; or

    (6) certain events of bankruptcy, liquidation, insolvency or moratorium of payments relating to Royal Ahold.

  The term "major subsidiaries" means any entity that Royal Ahold directly or indirectly controls and that has total assets in excess of 10% of Royal Ahold's consolidated assets.

  The term "borrowed moneys" means any indebtedness for borrowed money with an original maturity of 12 months or more, the aggregate principal amount of which is greater than NLG 10,000,000 or the equivalent thereof in any other currency or currencies.

  The trustee must, within 90 days after the occurrence of a default, give all holders of subordinated debt securities of the relevant series then outstanding notice of all uncured defaults known to it. The trustee may withhold notice of any default (except in the case of a default in the payment of principal and any premium or any interest on any subordinated debt security of any series, or in the payment of any sinking fund installment with respect to subordinated debt securities of any series) if it in good faith determines that the withholding of the notice is in the interest of the holders of outstanding subordinated debt securities of the series.

  If an event of default with respect to subordinated debt securities of any series issued thereunder at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount (calculated as provided in the indenture) of the subordinated debt securities of such series then outstanding may declare the principal (or, in the case of original issue discount debt securities, the portion thereof as may be specified in the prospectus supplement relating to such series) of the subordinated debt securities of such series and any interest accrued thereon to be due and payable immediately. If this happens, subject to the requirement that Royal Ahold take certain action to cure the default, the holders of at least a majority in aggregate principal amount of the subordinated debt securities of such series then outstanding may annul such declaration.

  Prior to the declaration referred to in the preceding paragraph, the holders of a majority in aggregate principal amount of the subordinated debt securities may waive certain defaults.

  The Trust Indenture Act requires that Royal Ahold file with the trustee annually a written statement as to the presence or absence of certain defaults under the terms of the indenture.

  If a default or an event of default occurs and is continuing with respect to any series of subordinated debt securities, the holders of at least a majority in aggregate principal amount (calculated as provided in the indenture) of the subordinated debt securities of the affected series then outstanding (with each such series voting separately as a class) may direct the time, method and place of conducting any proceeding or remedy available to the trustee, or exercising any trust or power conferred on the trustee by the indenture with respect to subordinated debt securities of the series.

  The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the direction of the holders of subordinated debt securities issued thereunder unless the holders offer to the trustee reasonable security or indemnity against expenses and liabilities.

Subordination of Subordinated Debt Securities

  The indebtedness represented by the subordinated debt securities will be unsecured and subordinated in right of payment to the prior payment in full of all senior indebtedness of Royal Ahold. The term "senior indebtedness" means the principal of and any premium and interest on any indebtedness of Royal Ahold currently outstanding or to be issued by Royal Ahold after the date of the indenture unless by the terms of the instrument creating or evidencing such indebtedness it is not senior in right of payment to the subordinated debt securities. However, "senior indebtedness" shall not include:

    (1) Royal Ahold's outstanding 7 5/8% Subordinated Bonds 1993 due 2000;

    (2) Royal Ahold's outstanding 5.875% Subordinated Bonds 1997 due December 19, 2005;

    (3) Royal Ahold's outstanding 6 3/4% Subordinated Bonds due August 24,
  2003;

    (4) Royal Ahold's outstanding 3% Convertible Subordinated Notes due September 30, 2003; and

    (5) any subordinated loans of Royal Ahold issued after the date of the subordinated debt indenture.

  The term "indebtedness" means all indebtedness for money that is created, assumed, incurred or guaranteed in any manner by Royal Ahold or for which Royal Ahold is otherwise responsible or liable.

  In the event that Royal Ahold pays or distributes assets of Royal Ahold of any kind or character, whether in cash, property or securities, to creditors upon any dissolution and liquidation (ontbinding en vereffening) of Royal Ahold, whether voluntary or involuntary, or in any bankruptcy proceedings (faillissement), moratorium of payments (surseance van betaling) or in other similar proceedings affecting Royal Ahold, then Royal Ahold will pay in full all amounts due or to become due upon all senior indebtedness or will provide for the payment thereof to the satisfaction of the holders of the senior indebtedness, before it makes any payment or distribution on account of the redemption price or principal of, any premium, any additional amounts or any interest on the subordinated debt securities.

  As a result of this subordination, in the event of the dissolution, liquidation (ontbinding en vereffening) or bankruptcy (faillissement) of Royal Ahold or moratorium of payments (surseance van betaling) by Royal Ahold or any similar event, creditors of Royal Ahold who are holders of senior indebtedness may recover more, ratably, than the holders of the subordinated debt securities.

Defeasance

  Defeasance and Discharge

  Each of the indentures provides that Royal Ahold may be discharged from any obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, to maintain paying agencies and to hold monies for payment in trust). Royal Ahold will be so discharged upon the deposit with the applicable trustee, in trust, of money and/or U.S. government obligations (as defined in the applicable indenture) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest on the debt securities of such series on the stated maturity of such payments in accordance with the terms of such indenture and the debt securities of such series. This trust may only be established if, among other things, Royal Ahold delivers to the trustee an opinion of counsel (who may be counsel to Royal Ahold) stating that either (1) Royal Ahold has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (2) since the date of the applicable indenture there has been a change in the applicable U.S. federal income tax law, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred.

 Defeasance of Certain Covenants and Certain Events of Default

  Each of the indentures provides that Royal Ahold may omit to comply with (1) the covenants regarding limitations on sale and leaseback transactions and limitations on liens described above and (2) the other covenants referred to in Section 4.1(d) of such indenture (described in clause (4) under the captions "--Events of Default, Waiver and Notice under the Senior Debt Securities" and "--Events of Default, Waiver and Notice under the Subordinated Debt Securities" above). Any omission to comply with those covenants will not constitute an event of default under an indenture and the debt securities of a series issued thereunder if certain conditions are met and Royal Ahold, among other things:

  . deposits with the applicable trustee, in trust, money and/or U.S. government obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest on the debt securities of such series on the stated maturity of such payments in accordance with the terms of such indenture and the debt securities of such series; and

  . delivers to the trustee an opinion of counsel stating that the holders of the debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance of certain covenants and events of default and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

  Notwithstanding compliance with the foregoing requirements, the obligations of Royal Ahold under such indenture and the parent debt securities of such series, other than with respect to the covenants referred to above, and the events of default, other than the events of default relating to these covenants, will remain in full force and effect.

  In the event Royal Ahold exercises its option to omit compliance with certain covenants of one of the indentures with respect to the debt securities of a series issued thereunder as described in the preceding paragraph and the debt securities of such series are declared due and payable because of the occurrence of any event of default other than an event of default described in clause (4) under the captions "--Events of Default, Waiver and Notice under the Senior Debt Securities" or "--Events of Default, Waiver and Notice under the Subordinated Debt Securities" above, as the case may be, the amount of money and U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of such series at the time of the acceleration resulting from such event of default.

Modification of the Indentures

  Each indenture contains provisions permitting Royal Ahold and the trustee thereunder, with the consent of the holders of at least a majority in total principal amount (calculated as provided in the indentures) of the outstanding debt securities of all series issued thereunder affected by such modification (all such series voting as a single class), to modify such indenture or any supplemental indenture or the rights of the holders of the debt securities issued thereunder. However, Royal Ahold and the trustee cannot, without the consent of the holder of each debt security so affected:

    (1) extend the fixed maturity of the debt security;

    (2) reduce the principal or premium amount thereof or reduce the rate or extend the time of any payment of interest thereon or reduce any additional amount payable thereon;

    (3) make the principal amount thereof or any interest or premium thereon payable in any coin or currency other than that provided in such debt security;

    (4) reduce the portion of the principal amount of an original issue discount debt security (or a debt security that provides that an amount other than the face amount thereof will or may be payable upon a declaration of acceleration of the maturity thereof) due and payable upon acceleration of the maturity thereof or the portion of the principal amount thereof provable in any action or proceeding pursuant to Section 4.2 of such indenture;

    (5) reduce any amount payable upon redemption of such debt security;

    (6) reduce the overdue rate thereof;

    (7) impair, if such debt security provides therefor, any right of repayment at the option of the holder of such debt security;

    (8) alter adversely or eliminate any right of conversion of such debt security; or

    (9) reduce the percentage of the debt securities the consent of the holders of which is required for any such modification.

  The indenture relating to subordinated debt securities also provides that Royal Ahold and the applicable trustee cannot enter into any supplemental indenture if it would modify the terms providing for subordination of the subordinated debt securities.

  Each of the indentures also permits Royal Ahold and the trustee to amend such indenture in certain circumstances without the consent of the holders of any debt securities issued thereunder to evidence the merger of Royal Ahold or the replacement of the trustee and for certain other purposes.

Consolidation, Merger or Disposition of Assets of Royal Ahold

  Each of the indentures provides that Royal Ahold may consolidate or merge with any other entity or sell, convey or lease all or substantially all of its property if, upon any such consolidation or merger:

    (1) the entity (if other than Royal Ahold) formed by such consolidation or merger expressly assumes, by supplemental indenture satisfactory in form to the trustee under the applicable indenture, the due and punctual payment of principal of and any interest on the debt securities issued pursuant to such indenture, and the due and punctual observance of all of the covenants and conditions of such indenture to be performed by Royal Ahold; and

    (2) Royal Ahold and any successor entity resulting from such consolidation or merger, immediately after such consolidation or merger, or sale, conveyance or lease, is not in default in the performance of any covenant or condition of such indenture.

Concerning the Trustees

  Except during the continuance of an event of default, each of the trustees will perform only those duties that are specifically set forth in the relevant indenture. During the continuance of any event of default under an indenture, the trustee thereunder will exercise its rights and powers under the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use his rights under the circumstances in the conduct of his own affairs.

  Each of the trustees may acquire and hold debt securities and, subject to certain conditions, otherwise deal with Royal Ahold as if it were not a trustee under an indenture.

  Royal Ahold and certain of its subsidiaries currently conduct banking transactions with the trustees in the ordinary course of Royal Ahold's and such subsidiaries' business.

          DESCRIPTION OF GUARANTEED DEBT SECURITIES OF AHOLD FINANCE
                         AND GUARANTEES OF ROYAL AHOLD

  The following is a summary of certain provisions of the debt securities of Ahold Finance that will be issued under an indenture between Ahold Finance and The Chase Manhattan Bank, as trustee, and an indenture between Ahold Finance and The Bank of New York, as trustee. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the detailed provisions of the Trust Indenture Act of 1939 and the indentures. Royal Ahold and Ahold Finance have filed forms of the indentures as exhibits to the registration statement of which this prospectus is a part. References made herein to provisions of, or terms defined in the indentures are incorporated hereby into this discussion.

General

  Ahold Finance may offer the following debt securities through this prospectus:

  . senior debt securities guaranteed by Royal Ahold (the "guaranteed senior debt securities"); and

  . subordinated debt securities guaranteed by Royal Ahold (the "guaranteed subordinated debt securities").

  Any guaranteed senior debt securities of Ahold Finance will be issued under an indenture among Ahold Finance, Royal Ahold and The Chase Manhattan Bank, as trustee. Any guaranteed subordinated debt securities of Ahold Finance will be issued under an indenture among Ahold Finance, Royal Ahold and The Bank of New York, as trustee. All references in this summary to guaranteed debt securities are references to the guaranteed senior debt securities and guaranteed subordinated debt securities of Ahold Finance.

  The total principal amount of guaranteed debt securities that can be issued under the indentures is unlimited. Except as otherwise provided in the prospectus supplement relating to a particular series of guaranteed debt securities, the indentures do not limit the amount of other debt, secured or unsecured, that may be issued by Ahold Finance. Ahold Finance may issue the guaranteed debt securities in one or more series.

  The indentures provide for the guaranteed debt securities to be issued in registered form. However, Ahold Finance, Royal Ahold and the trustees may enter into supplemental indentures for the purpose of providing for the issuance of guaranteed debt securities in bearer form.

  Please refer to the prospectus supplement relating to the particular series of guaranteed debt securities offered through this prospectus for the following terms, where applicable, of the guaranteed debt securities:

  . the designation, aggregate principal amount and authorized denominations of the guaranteed debt securities;

  . the percentage of principal amount at which the guaranteed debt securities will be issued;

  . the currency or currencies, composite currency or currency units in which the principal of and any interest on the guaranteed debt securities will be payable;

  .  the date or dates on which the guaranteed debt securities will mature;

  . the rate or rates at which the guaranteed debt securities will bear any interest or the method by which such rate will be determined;

  .  the dates on which and places at which any interest will be payable;

  . whether the guaranteed debt securities are guaranteed senior debt securities or guaranteed subordinated debt securities;

  .  the terms of any mandatory or optional repayment or redemption;

  . if the guaranteed debt securities are convertible into common shares of Royal Ahold, the terms and conditions upon which conversion will be effected, including the conversion price, the conversion period and whether conversion is mandatory, at the option of the holder or at the option of Ahold Finance;

  . any index used to determine the amount of payments of principal or any interest on such guaranteed debt securities;

  . whether any guaranteed debt securities will be issued as discounted guaranteed debt securities; and

  .  any other terms of the guaranteed debt securities.

  Each of the indentures provides that guaranteed debt securities of a single series may be issued at various times, with different maturity dates and redemption and repayment provisions, if any, and may bear interest at different rates. If interest is payable on the guaranteed debt securities, the persons to which and the manner in which it will be paid will be set forth in the prospectus supplement relating to the guaranteed debt securities. Unless otherwise indicated in the applicable prospectus supplement, the guaranteed debt securities will not be listed on any securities exchange.

  The guaranteed senior debt securities will be unsecured, unsubordinated indebtedness of Ahold Finance and will rank equally with all other unsecured and unsubordinated indebtedness of Ahold Finance. The guaranteed senior debt securities will rank equally without any preference among themselves and with all other present and future unsecured, unsubordinated obligations of Ahold Finance, except as required by law. The guaranteed subordinated debt securities will be unsecured indebtedness of Ahold Finance and, as set forth below under "--Subordination of Guaranteed Subordinated Debt Securities and Related Guarantees," will be subordinated in right of payment to all senior indebtedness (as defined below) of Ahold Finance. The guaranteed subordinated debt securities will rank equally without any preference among themselves and with all other present and future unsecured and equally subordinated obligations of Ahold Finance, except as required by law.

  The guarantee of the guaranteed senior debt securities will constitute an unsecured, unsubordinated obligation of Royal Ahold and will rank equally with all other unsecured and unsubordinated obligations of Royal Ahold. The guarantee of the guaranteed subordinated debt securities will constitute an unsecured obligation of Royal Ahold and, as set forth below under "-- Subordination of Guaranteed Subordinated Debt Securities and Related Guarantees," will be subordinated in right of payment to all senior indebtedness of Royal Ahold.

  Some of the guaranteed debt securities may be sold at a substantial discount below their stated principal amount. These debt securities will either bear no interest or will bear interest at a rate which at the time of issuance is below market rates. U.S. federal income tax consequences and other special considerations applicable to the discounted guaranteed debt securities will be described in the prospectus supplement relating to these guaranteed debt securities.

  Unless the prospectus supplement for a particular series of guaranteed debt securities provides that the debt securities of that series may be redeemed at the option of the holder, the indentures and the guaranteed debt securities would not provide for redemption at the option of a holder nor necessarily afford holders protection in the event of a highly leveraged or other transaction that may adversely affect holders.

Governing Law

  The guaranteed senior debt securities, the guarantees relating thereto and the indenture under which they will be issued are governed by the laws of the State of New York. The guaranteed subordinated debt securities, the guarantees relating thereto and the indenture under which they will be issued are governed by the laws of the State of New York, except for the provisions relating to the subordination of the guarantees of the guaranteed subordinated debt securities, which are governed by the laws of the Netherlands. The laws of the State of New York would not require the trustee to pursue or exhaust its legal and equitable remedies against Ahold Finance prior to exercising its rights under the guarantee relating to the guaranteed debt securities. We cannot assure you that a Dutch court would give effect to this provision. However, Royal Ahold has waived any right to require a proceeding against Ahold Finance before its obligations under the guarantees shall become effective.

Guarantees of Royal Ahold

  Royal Ahold will unconditionally guarantee on an unsubordinated basis (1) the due and punctual payment of the principal of, any premium and any interest on the guaranteed senior debt securities, when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise, and (2) the conversion of the guaranteed senior debt securities that are convertible into shares of Royal Ahold, in accordance with the terms of the indenture relating to such securities. The guarantees of the guaranteed senior debt securities will rank equally in rights of payment with all other unsecured and unsubordinated indebtedness of Royal Ahold.

  Royal Ahold will unconditionally guarantee on a subordinated basis (1) the due and punctual payment of the principal of, any premium and any interest on the guaranteed subordinated debt securities, when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise, and (2) the conversion of guaranteed subordinated debt securities that are convertible into shares of Royal Ahold, in accordance with the terms of the indenture relating to such securities. The guarantees of the guaranteed subordinated debt securities will be subordinated as described below under "--Subordination of Guaranteed Subordinated Debt Securities and Related Guarantees."

  Royal Ahold has (1) agreed that its obligations under the guarantees of the guaranteed debt securities will be as principal obligor and not merely as surety, and will be enforceable irrespective of any invalidity, irregularity or unenforceability of the guaranteed debt securities or the indenture and (2) waived any right to require a proceeding against Ahold Finance before its obligations under the guarantees shall become effective.

  Royal Ahold may, subject to certain conditions, assume payment of the principal of, any premium and any interest on the guaranteed debt securities and the performance of Ahold Finance under every covenant of the indentures and the guaranteed debt securities without the consent of the holders of the guaranteed debt securities.

Global Securities

  The guaranteed debt securities of a series may be issued in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless a global certificate is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole and only to the depositary or to a nominee of the depositary or to a successor depositary or its nominee.

  Unless otherwise indicated in any prospectus supplement, DTC will act as depositary. Beneficial interests in global certificates will be shown on records maintained by DTC and its participants, and transfers of global certificates will be effected only through these records.

  DTC has provided us the following information, and we take no responsibility for its accuracy. DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the clearance and recording of the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participant's accounts. This eliminates the need for physical exchange of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Other organizations such as securities brokers and dealers, banks and trust companies that work through a participant, either directly or indirectly use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

  DTC management is aware that some computer applications and systems for processing data that are dependent upon calendar dates, including dates before, on or after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its computer applications and systems, as they relate to the timely payment of principal, interest and other distributions to security holders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and remediation plan, both of which are complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

  However, DTC's ability to perform its services properly is also dependent upon other parties, including but not limited to: (1) issuers and their agents, (2) third-party vendors from whom DTC licenses software and hardware, and (3) third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electric utility service providers. DTC has informed its participants and other members of the financial community that it is contacting third-party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant and (2) determine the extent of their efforts for Year 2000 remediation and, as appropriate, testing of their services. In addition, DTC is in the process of developing contingency plans that it deems appropriate.

  Pursuant to DTC's procedures, upon the sale of guaranteed debt securities represented by a global certificate to underwriters, DTC will credit the accounts of the participants designated by the underwriters with the principal amount of the guaranteed debt securities purchased by the underwriters. Ownership of beneficial interests in a global certificate will be shown on DTC's records (with respect to participants), by the participants (with respect to indirect participants and certain beneficial owners) and by the indirect participants (with respect to all other beneficial owners). The laws of some states require that certain persons take physical delivery in definitive form of the securities that they own. Consequently, the ability to transfer beneficial interests in a global certificate may be limited.

  Ahold Finance will wire to DTC's nominee principal and interest payments with respect to global certificates. Ahold Finance and the trustees under the indentures will treat DTC's nominee as the owner of the global certificates for all purposes. Accordingly, Ahold Finance, the trustees and the paying agents will have no direct responsibility or liability to pay amounts due on the global certificates to owners of beneficial interests in the global certificates.

  It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their beneficial interests in the global certificates as shown on DTC's records. Payments by participants to owners of beneficial interests in the global certificates will be governed by standing instructions and customary practices between the participants and the owners of beneficial interests in the global certificates, as is the case with securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the trustees, Ahold Finance or Royal Ahold.

  Guaranteed debt securities of any series represented by a global certificate will be exchangeable for guaranteed debt securities in definitive form with the same terms in authorized denominations only if:

  . DTC notifies Ahold Finance that it is unwilling or unable to continue as depositary, or DTC is no longer eligible to act as depositary, and Ahold Finance does not appoint a successor depositary within 90 days; or

  . Ahold Finance determines not to have the guaranteed debt securities of the series represented by global certificates and notifies the applicable trustee of its decision.

Tax Redemption

  In addition to any redemption provisions that may be specified in a prospectus supplement, Ahold Finance may redeem a series of guaranteed debt securities before their maturity, in whole but not in part, if, at any time after the date of issuance of a series of guaranteed debt securities, as a result of any:

  . amendment to, or change in, the laws of the Netherlands or any political subdivision, or

  . change in the application or official interpretation of such laws or regulations,

where such amendment or change becomes effective after the date of the issuance of the series of guaranteed debt securities (a "tax event"), Royal Ahold becomes, or will become, obligated to pay any additional amounts as provided below under "--Payments of Additional Amounts" and Royal Ahold or Ahold Finance cannot reasonably avoid such obligation.

  Before Ahold Finance may redeem guaranteed debt securities of a particular series, Ahold Finance and Royal Ahold must deliver to the trustee at least 45 days prior to the date fixed for redemption:

  . a written notice stating that the guaranteed debt securities of a particular series are to be redeemed, specifying the redemption date and other pertinent information; and

  . an opinion of independent legal counsel to the effect that, as a result of the circumstances described above, Royal Ahold has or will become obligated to pay any additional amounts.

  Ahold Finance will give you at least 30 days', but not more than 60 days', notice before any redemption of a series of guaranteed debt securities. On the redemption date, Ahold Finance will pay you the principal amount of your guaranteed debt security, plus any accrued interest (including any additional amounts) to the redemption date. No notice of redemption may be given earlier than 90 days prior to the earliest date on which Royal Ahold would be obligated to pay additional amounts were a payment on the guaranteed debt securities of the series then due.

Payments of Additional Amounts

  Royal Ahold will make all payments pursuant to the guarantee of Royal Ahold relating to the guaranteed debt securities without withholding or deduction for any taxes or other governmental charges in effect on the date of issuance of the guaranteed debt securities of such series or imposed in the future by or on behalf of the Netherlands or any authority in the Netherlands. In the event any Dutch taxes or other charges are imposed on payments pursuant to this guarantee relating to any series of the guaranteed debt securities, Royal Ahold will pay to you such additional amounts as may be necessary so that the net amounts receivable by you after any payment, withholding or deduction of tax or charge will equal the amounts of principal, any interest and any premium which would have been receivable on the guaranteed debt securities if there were no such payment, withholding or deduction. No additional amounts, however, will be paid to you, or to a third party on your behalf, for any such taxes or charges that have been imposed by reason of:

  . you being a resident of the Netherlands or having some connection with the Netherlands other than the mere holding of the guaranteed debt security or the receipt of principal, any interest or any premium on the guaranteed debt security;

  . your presentation of the guaranteed debt security for payment more than 30 days after the later of (1) the due date for such payment or (2) the date Royal Ahold provides funds to make such payment to the trustee;

  . any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax or governmental charge;

  . any tax or other governmental charge that is payable other than by withholding from payments on the guaranteed debt security; or

  .  any combination of the foregoing events or circumstances.

  Furthermore, no additional amounts will be paid with respect to any payment made pursuant to the guarantee of Royal Ahold relating to a guaranteed debt security to you if you are a fiduciary or partnership or other than the sole beneficial owner of the payment if a beneficiary or settlor with respect to such fiduciary or a member of such partnership or beneficial owner would not have been entitled to receive the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder. Any reference herein or in the indentures or the guaranteed debt securities to principal or interest will be deemed also to refer to any additional amounts that may be payable as described in this paragraph.

Certain Covenants Applicable to Guaranteed Senior Debt Securities

  Certain Definitions Applicable to Covenants

  The term "attributable debt" means the total net amount of rent required to be paid by Royal Ahold or a subsidiary under any lease during the remaining term of the lease, discounted from the due dates of the rent to the date of determination at the rate of interest per annum implicit in the terms of the lease (as determined by Royal Ahold or such subsidiary) compounded semiannually. The net amount of rent required to be paid under any lease for any period is the amount of the rent payable by the lessee with respect to such period, after deducting amounts required to be paid for maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which the lessee has the right to terminate upon paying a penalty, the net amount of rent will also include the amount of the penalty, but no rent will be considered as required to be paid under the lease subsequent to the first date that it may be terminated by the lessee.

  The term "consolidated net tangible assets" means the total amount of assets of Royal Ahold and its subsidiaries after deducting: (1) applicable reserves and other properly deductible items, (2) all current liabilities (excluding
(a) any liabilities that the obligor has the right to extend or renew to a time more than 12 months after the date on which the amount of consolidated net tangible assets is being computed and (b) current maturities of long-term indebtedness and capital lease obligations) and (3) all goodwill, all as shown in the most recent consolidated balance sheet of Royal Ahold and its subsidiaries, each computed in accordance with Dutch GAAP.

  The term "funded debt" means all indebtedness for money borrowed with a maturity of more than 12 months from the date the amount of funded debt is to be determined or having a maturity of less than 12 months but which the borrower has the right to renew or extend beyond 12 months from such date.

  The term "subsidiary" means any entity that Royal Ahold or one or more other subsidiaries of Royal Ahold (including Ahold Finance) directly or indirectly owns or controls at least a majority of the outstanding stock or other ownership interests that ordinarily carry the power to vote in the election of directors, managers or trustees of such entity or other persons performing similar functions (whether or not stock or other ownership interests of any other class of such entity has or might have voting power as a result of the happening of any contingency).

  Limitation on Liens

  Royal Ahold will not, and will not permit any subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed or any other indebtedness evidenced by notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (referred to in this summary as "debt")
if such debt is secured by pledge of, or mortgage, deed of trust or other lien on any part of its or any such subsidiary's undertakings, assets or revenues (such pledges, mortgages, deeds of trust and other liens being referred to in this summary as "mortgages") without effectively providing that the guaranteed senior debt securities of all series issued under the indenture (and if Royal Ahold so determines, any other debt of Royal Ahold or such subsidiary then existing or thereafter created which is not subordinated to the guaranteed senior debt securities) will be secured equally and ratably with (or prior to) such secured debt so long as such secured debt shall be so secured. This restriction, however, will not apply if the aggregate principal amount of all such secured debt which would otherwise be prohibited, plus all attributable debt of Royal Ahold and its subsidiaries in respect of "sale and leaseback transactions" (as defined below) which would otherwise be prohibited by the covenant limiting sale and leaseback transactions described below, would not exceed the greater of (1) U.S.$750,000,000 and (2) 15% of consolidated net tangible assets. This restriction also will not apply to, and there will be excluded from secured debt in any computation under this restriction, debt secured by:

    (1) mortgages on property of any corporation existing at the time it becomes a subsidiary;

    (2) mortgages to secure indebtedness of any subsidiary to Royal Ahold or to another subsidiary;

    (3) mortgages for taxes, assessments or governmental charges (a) not then delinquent or (b) the validity of which is being contested in good faith by appropriate proceedings;

    (4) materialmen's, mechanics', carriers', workmen's, repairmen's, landlord's or other similar mortgages, or deposits to obtain the release of such mortgages;

    (5) mortgages arising under an order of attachment or distraint or similar legal process so long as the execution or enforcement thereof is effectively stayed and the claims secured thereby are being contested in good faith;

    (6) mortgages to secure public or statutory obligations or to secure payment of workmen's compensation or to secure performance in connection with tenders, leases of real property, bids or contracts or to secure (or in lieu of) surety or appeal bonds and mortgages made in the ordinary course of business for similar purposes;

    (7) mortgages on property existing at the time of acquisition of the property by Royal Ahold or the subsidiary or to secure the payment of any part of the purchase price or construction or improvement cost of the property or to secure any debt incurred before, at the time of, or within one year after, the acquisition of the property or the completion of any construction or the commencement of commercial operation of the property, whichever is later, for the purpose of financing any part of the purchase price or construction cost of the property;

    (8) mortgages to secure guarantees arising in connection with the sale, discount, guarantee or pledge of notes, chattel mortgages, leases, accounts receivable, trade acceptances and other paper arising, in the ordinary course of business, out of installment or conditional sales to or by, or transactions involving title retention with, distributors, dealers or other customers, or merchandise, equipment or services;

    (9) mortgages existing at the date of the guaranteed senior debt indenture; and

    (10) any extension, renewal or replacement of any mortgage referred to in the foregoing clauses (1) to (9), so long as (a) the extension, renewal or replacement mortgage is limited to the part of the same property that secured the mortgage extended, renewed or replaced (plus improvements on such property) and (b) the debt secured by the mortgage at the time is not increased.

  Limitation on Sales and Leasebacks

  Royal Ahold will not, and will not permit any subsidiary to, enter into any arrangement with any lender or investor (not including Royal Ahold or any subsidiary), or to which any such lender or investor is a party, that provides for Royal Ahold or any subsidiary to lease for a period, including renewals, in excess of three years, any property if Royal Ahold or any such subsidiary has sold or will sell or transfer the property more than 270 days after the acquisition of the property or after the completion of construction and commencement of full operation of the property to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property (herein referred to as a "sale and leaseback transaction") unless either:

    (1) Royal Ahold or such subsidiary could create debt secured by a mortgage on the property in an amount equal to the attributable debt with respect to the sale and leaseback transaction without equally and ratably securing the guaranteed senior debt securities of all series pursuant to the provisions of the covenant limiting liens described above; or

    (2) Royal Ahold, within 180 days after it or such subsidiary sells or transfers the property, applies an amount equal to the greater of (a) the net proceeds of the sale of the property; and (b) the fair market value of the property at the time of entering into such arrangement (as determined by Royal Ahold) to (x) the purchase of property, facilities or equipment (other than the property, facilities or equipment involved in the sale) having a value at least equal to the net proceeds of the sale; or (y) the retirement of funded debt of Royal Ahold or any subsidiary (other than as a result of payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision).

  The amount required to be applied to the retirement of funded debt of Royal Ahold or any subsidiary pursuant to clause (y) above will be reduced by:

      (a) the principal amount of any guaranteed senior debt securities of any series (or, if the guaranteed senior debt securities of any series are original issue discount securities or provide that an amount other than the face amount thereof will or may be payable upon the maturity thereof or a declaration of acceleration of the maturity thereof, such portion of the principal amount or other amount as may be due and payable thereon pursuant to a declaration in accordance with Section
    4.1 of the indenture) delivered within 180 days after such sale or transfer to the trustee for retirement and cancellation; and

      (b) the principal amount of funded debt, other than the guaranteed debt securities of any series, voluntarily retired by Royal Ahold or any subsidiary within 180 days after such sale or transfer.

Certain Covenants Applicable to Guaranteed Subordinated Debt Securities

  Certain Definitions Applicable to Covenants

  The term "public debt" means any loan, debt, guarantee or other obligation of Royal Ahold represented by or securing bonds, notes, debentures or other publicly issued debt securities which are, or are capable of being, traded or listed on any stock exchange or other organized financial market.

  The term "private debt" means loans, debts, guarantees and/or other obligations of Royal Ahold in excess of 30% of the total consolidated fixed assets of Royal Ahold and its subsidiaries, that are not public debt.

  Limitation on Liens

  Neither Royal Ahold nor any of its subsidiaries may secure any public debt or private debt, then or thereafter existing, by any lien, pledge or other charge upon any of its present or future assets or revenues. The above restriction will not apply to:

    (1) any security arising solely by mandatory operation of law;

    (2) any security over assets existing at the time of acquisition thereof;

    (3) any security included within the assets of any company merged with Royal Ahold where such security is created prior to the date of such merger;

    (4) any security over assets pursuant to the general terms and conditions of a bank (for example, in the form prepared by the Dutch Bankers Association (Algemene Bankvoorwaarden)), if and insofar as applicable;

    (5) any guarantee issued by Royal Ahold or any of its subsidiaries in the ordinary course of its business; and

    (6) any security upon any "margin stock," as such term is defined in Regulation U of the Board of Governors of the Federal Reserve System of the United States (or any successor) as in effect from time to time.

  Any guarantee issued by Royal Ahold or any of its subsidiaries other than in the ordinary course of its business will only be secured after the trustee for the guaranteed subordinated debt securities has given its written consent to the guarantee.

Events of Default, Waiver and Notice under the Guaranteed Senior Debt
Securities

  An event of default with respect to any series of guaranteed senior debt securities means any of the following:

    (1) default in the payment of any installment of interest or any additional amounts on the guaranteed senior debt securities of such series and the continuance of such default for 30 days;

    (2) default in the payment of the principal of or any premium on any of the guaranteed senior debt securities of such series when due, whether at maturity, upon redemption, by declaration or otherwise;

    (3) default in the payment of any sinking fund installment on the guaranteed senior debt securities of such series;

    (4) default by Ahold Finance or Royal Ahold in the performance of any other covenant or agreement contained in the indenture for the benefit of such series and the continuance of such default for 90 days after Ahold Finance and Royal Ahold are given a written notice as provided in the indenture;

    (5) Royal Ahold or Ahold Finance or any other subsidiary of Royal Ahold shall:

      (a) default in the payment of the principal or any interest on any note, bond, coupon or other instrument evidencing indebtedness for money borrowed in a total principal amount of U.S.$50,000,000 or more, other than the guaranteed senior debt securities of such series, issued, assumed or guaranteed by it, when and as the same shall become due and payable, if such default shall continue for more than any period of grace originally applicable thereto and the time for payment of such amount has not been effectively extended, or

      (b) default in the observance of any other terms and conditions relating to any such indebtedness for money borrowed, if the effect of such default is to cause such indebtedness to become due prior to its stated maturity; or

    (6) certain events of bankruptcy, liquidation, or insolvency relating to Ahold Finance;

    (7) certain events of bankruptcy, liquidation, insolvency or moratorium of payments relating to Royal Ahold; or

    (8) the guarantee ceases to be in full force or effect (except as contemplated by the terms thereof), or Royal Ahold denies or disaffirms its obligations under the guarantee.

  The trustee must, within 90 days after the occurrence of a default, give all holders of guaranteed senior debt securities of the relevant series then outstanding notice of all uncured defaults known to it.

The trustee may withhold notice of any default (except in the case of a default in the payment of principal or any premium or interest on any guaranteed senior debt security of any series, or in the payment of any sinking fund installment with respect to guaranteed senior debt securities of any series), if it in good faith determines that the withholding of the notice is in the interest of the holders of outstanding guaranteed senior debt securities of such series.

  If an event of default with respect to guaranteed senior debt securities of any series at the time outstanding shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the guaranteed senior debt securities of such series then outstanding may declare the principal (or, in the case of original issue discount guaranteed senior debt securities, the portion thereof as may be specified in the prospectus supplement relating to such series) of the guaranteed senior debt securities of such series and any interest accrued thereon to be due and payable immediately. If this happens, subject to the requirement that Ahold Finance or Royal Ahold take certain actions to cure the default, the holders of a majority in aggregate principal amount of the outstanding guaranteed senior debt securities of such series may annul the declaration with respect to the particular series.

  Prior to the declaration referred to in the preceding paragraph, the holders of at least a majority in aggregate principal amount of the guaranteed senior debt securities of such series may waive certain defaults.

  The Trust Indenture Act requires that each of Ahold Finance and Royal Ahold file with the trustee annually a written statement as to the presence or absence of certain defaults under the terms of the indenture.

  If a default or an event of default occurs and is continuing with respect to any series of guaranteed senior debt securities, the holders of not less than a majority in aggregate principal amount (calculated as provided in the indenture) of the guaranteed senior debt securities of such affected series then outstanding (with each such series voting separately as a class) may direct the time, method and place of conducting any proceeding or remedy available to the trustee, or exercising any trust or power conferred on the trustee by the indenture with respect to guaranteed senior debt securities of the series.

  The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the direction of the holders of guaranteed senior debt securities issued thereunder unless the holders offer to the trustee reasonable security or indemnity against expenses and liabilities.

Events of Default, Waiver and Notice under the Guaranteed Subordinated Debt Securities

  An event of default with respect to any series of guaranteed subordinated debt securities means any of the following:

    (1) default in the payment of any installment of interest or any additional amounts on the guaranteed subordinated debt securities of such series and the continuance of such default for 30 days;

    (2) default in the payment of the principal of (and any premium on) any of the guaranteed subordinated debt securities of such series when due, whether at maturity, upon redemption, by declaration or otherwise and the continuance of such default for 30 days;

    (3) default in the payment of any sinking fund installment on the guaranteed subordinated debt securities of such series and the continuance of such default for 30 days;

    (4) default by Ahold Finance or Royal Ahold in the performance of any other covenant or agreement contained in the indenture for the benefit of such series and, if such default is capable of being remedied, the continuance of such default for 30 days after written notice as provided in the indenture;

    (5) (a) Ahold Finance or Royal Ahold or any of their major subsidiaries (as defined below) defaults in the payment of the principal of, or interest on, any other obligation in respect of borrowed moneys (as defined below) of, assumed or guaranteed by, Ahold Finance or Royal Ahold or one of their major subsidiaries, as the case may be, when and as the same shall become due and payable, if such default continues for more than any applicable period of grace and the time for payment of such principal or interest has not been effectively extended; or

      (b) any obligation in respect of borrowed moneys of, assumed or guaranteed by Ahold Finance or Royal Ahold or any of their major subsidiaries shall have become repayable before the due date thereof as a result of acceleration of maturity by reason of the occurrence of any event of default thereunder.

  However, if such obligation in respect of borrowed moneys is held by any holder of guaranteed subordinated debt securities (or any affiliate thereof) and was declared to be due and payable, or became capable of being declared due and payable prior to its stated date of payment in circumstances which would not have occurred but for a default by Ahold Finance or Royal Ahold or any of their subsidiaries in complying with a restriction contained in the documentation governing such obligation in respect of borrowed moneys on the ability of Ahold Finance or Royal Ahold or such subsidiary to sell, pledge or otherwise dispose of margin stock, then neither such declaration (or any failure to pay based on any such declaration) or such becoming capable of being declared due and payable shall constitute an event of default; or

    (6) certain events of bankruptcy or insolvency relating to Ahold Finance;

    (7) certain events of bankruptcy, liquidation, insolvency or moratorium of payments relating to Royal Ahold; or

    (8) the guarantee ceases to be in full force or effect (except as contemplated by the terms thereof), or Royal Ahold denies or disaffirms its obligations under the guarantee.

  The term "major subsidiaries" means any entity that Ahold Finance or Royal Ahold, as applicable, directly or indirectly controls and that has total assets in excess of 10% of the consolidated assets of Ahold Finance or Royal Ahold, as applicable.

  The term "borrowed moneys" means any indebtedness for borrowed money with an original maturity of 12 months or more, the aggregate principal amount of which is greater than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies.

  The trustee must, within 90 days after the occurrence of a default, give all holders of guaranteed subordinated debt securities of the relevant series then outstanding notice of all uncured defaults known to it. The trustee may withhold notice of any default (except in the case of a default in the payment of principal and any premium or any interest on any guaranteed subordinated debt security of any series, or in the payment of any sinking fund installment with respect to guaranteed subordinated debt securities of any series), if it in good faith determines that the withholding of the notice is in the interest of the holders of outstanding guaranteed subordinated debt securities of the series.

  If an event of default with respect to guaranteed subordinated debt securities of any series issued thereunder at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount (calculated as provided in the indenture) of the guaranteed subordinated debt securities of such series then outstanding may declare the principal (or, in the case of original issue discount guaranteed debt securities, the portion thereof as may be specified in the prospectus supplement relating to such series) of the guaranteed subordinated debt securities of such series and any interest accrued thereon to be due and payable immediately. If this happens, subject to the requirement that Ahold Finance or Royal Ahold take certain actions to cure the default, the holders of a majority in aggregate principal amount of the outstanding guaranteed subordinated debt securities of such series may annul the declaration with respect to the particular series.

  Prior to the declaration referred to in the preceding paragraph, the holders of at least a majority in aggregate principal amount of the guaranteed subordinated debt securities of such series may waive certain defaults.

  The Trust Indenture Act requires that Ahold Finance and Royal Ahold file with the trustee annually a written statement as to the presence or absence of certain defaults under the terms of the indenture.

  If a default or an event of default occurs and is continuing with respect to any series of guaranteed subordinated debt securities, the holders of at least a majority in aggregate principal amount (calculated as provided in the indenture) of the guaranteed subordinated debt securities of the affected series then outstanding (with each such series voting separately as a class) may direct the time, method and place of conducting any proceeding or remedy available to the trustee, or exercising any trust or power conferred on the trustee by the indenture with respect to guaranteed subordinated debt securities of the series.

  The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the direction of the holders of guaranteed subordinated debt securities issued thereunder unless the holders offer to the trustee reasonable security or indemnity against expenses and liabilities.

Subordination of Guaranteed Subordinated Debt Securities and Related
Guarantees

  The indebtedness represented by the guaranteed subordinated debt securities will be unsecured and subordinated in right of payment to the prior payment in full of all senior indebtedness of Ahold Finance. The guarantee of the subordinated debt securities will be unsecured and subordinated in right of payment to the prior payment in full of all senior indebtedness of Royal Ahold.

  The term "senior indebtedness" means, with respect to Ahold Finance, the principal of and any premium and interest on any indebtedness of Ahold Finance currently outstanding or to be issued by Ahold Finance after the date of the indenture unless by the terms of the instrument creating or evidencing such indebtedness it is not senior in right of payment to the guaranteed subordinated debt securities. However, "senior indebtedness" shall not include any indebtedness of Ahold Finance that is subordinated in right of payment to any other indebtedness of Ahold Finance.

  The term "senior indebtedness" means, with respect to Royal Ahold, the principal of and any premium and interest on any indebtedness of Royal Ahold currently outstanding or to be issued by Royal Ahold after the date of the indenture unless by the terms of the instrument creating or evidencing such indebtedness it is not senior in right of payment to the guarantee. However, "senior indebtedness" shall not include:

    (1) Royal Ahold's outstanding 7 5/8% Subordinated Bonds 1993 due 2000;

    (2) Royal Ahold's outstanding 5.875% Subordinated Bonds 1997 due December 19, 2005;

    (3) Royal Ahold's outstanding 6 3/4% Subordinated Bonds due August 24,
  2003;

    (4) Royal Ahold's outstanding 3% Convertible Subordinated Notes due September 30, 2003; and

    (5) any subordinated loans of Royal Ahold issued after the date of the guaranteed subordinated debt indenture.

  The term "indebtedness" means all indebtedness for money that is created, assumed, incurred or guaranteed in any manner by Ahold Finance or Royal Ahold or for which Ahold Finance or Royal Ahold, as the case may be, is otherwise responsible or liable.

  In the event of any dissolution and liquidation of Ahold Finance, whether voluntary or involuntary, or in any bankruptcy proceedings or in other similar proceedings affecting Ahold Finance, Ahold Finance will pay in full all amounts due or to become due upon all senior indebtedness of Ahold Finance, or payment thereof provided for to the satisfaction of the holders of the senior indebtedness, before it makes any payment or distribution on account of the redemption price or principal of, or premium, if any, or interest, if any, on the guaranteed debt securities.

  In the event Royal Ahold pays or distributes assets of Royal Ahold of any kind or character, whether in cash, property or securities, to creditors upon any dissolution and liquidation (ontbinding en vereffening) of Royal Ahold, whether voluntary or involuntary, or in any bankruptcy proceedings (faillissement), moratorium of payments (surseance van betaling) or in other similar proceedings affecting Royal Ahold, then Royal Ahold will pay in full all amounts due or to become due upon all senior indebtedness or will provide for the payment thereof to the satisfaction of the holders of the senior indebtedness, before it makes any payment or distribution, including payment of any additional amounts, with respect to the guarantee of guaranteed subordinated debt securities.

  As a result of this subordination, in the event of (1) any dissolution and liquidation of Ahold Finance, whether voluntary or involuntary, or any bankruptcy proceedings or in other similar proceedings affecting Ahold Finance, or (2) the dissolution, liquidation (ontbinding en vereffening) or bankruptcy (faillissement) of Royal Ahold or moratorium of payments (surseance van betaling) by Royal Ahold or any similar event, creditors of Ahold Finance or Royal Ahold, as the case may be, who are holders of senior indebtedness of such entity may recover more, ratably, than the holders of the guaranteed subordinated debt securities.

Defeasance

  Defeasance and Discharge

  Each of the indentures provides that Ahold Finance may be discharged from any obligations in respect of the guaranteed debt securities of any series (except for certain obligations to register the transfer or exchange of guaranteed debt securities of such series, to replace stolen, lost or mutilated guaranteed debt securities of such series, to maintain paying agencies and to hold monies for payment in trust) and Royal Ahold may be discharged from any and all obligations in respect of the guarantees related thereto. Ahold Finance and Royal Ahold will be so discharged upon the deposit with the applicable trustee, in trust, of money and/or U.S. government obligations (as defined in the applicable indenture) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest on the guaranteed debt securities of such series on the stated maturity of such payments in accordance with the terms of such indenture and the guaranteed debt securities of such series. This trust may only be established if, among other things, Ahold Finance or Royal Ahold delivers to the trustee an opinion of counsel (who may be counsel to Ahold Finance or Royal Ahold) stating that either (1) Ahold Finance or Royal Ahold has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (2) since the date of the applicable indenture there has been a change in the applicable U.S. federal income tax law, in either case to the effect that holders of the guaranteed debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred.

  Defeasance of Certain Covenants and Certain Events of Default

  Each of the indentures provides that Ahold Finance and Royal Ahold may omit to comply with (1) the covenants regarding limitations on sale and leaseback transactions and limitations on liens described above and (2) Section 4.1(d) of such indenture (described in clause (4) under the captions "--Events of Default, Waiver and Notice under the Guaranteed Senior Debt Securities" and "--Events of Default, Waiver and Notice under the Guaranteed Subordinated Debt Securities" above). Any omission to comply with those covenants will not constitute an event of default under an indenture and the guaranteed debt securities of a series issued thereunder if certain conditions are met and Ahold Finance or Royal Ahold, among other things:

  . deposits with the applicable trustee, in trust, money and/or U.S. government obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest on the guaranteed debt securities of such series on the stated maturity of such payments in accordance with the terms of such indenture and the guaranteed debt securities of such series; and

  . delivers to the trustee an opinion of counsel stating that the holders of the guaranteed debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance of certain covenants and events of default and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

  Notwithstanding compliance with the foregoing requirements, the obligations of Ahold Finance and Royal Ahold under such indenture and of Ahold Finance under the guaranteed debt securities of such series and of Royal Ahold under the guarantee thereof, other than with respect to the covenants referred to above, and the events of default, other than the events of default relating to these covenants, will remain in full force and effect.

  In the event Ahold Finance or Royal Ahold exercises this option to omit compliance with certain covenants of one of the indentures with respect to the guaranteed debt securities of a series issued thereunder as described in the preceding paragraph and the guaranteed debt securities of such series are declared due and payable because of the occurrence of any event of default other than an event of default described in clause (4) under the captions "-- Events of Default, Waiver and Notice under the Guaranteed Senior Debt Securities" or "--Events of Default, Waiver and Notice under the Guaranteed Subordinated Debt Securities" above, as the case may be, the amount of money and U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on the guaranteed debt securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the guaranteed debt securities of such series at the time of the acceleration resulting from such event of default.

Modification of the Indentures

  Each indenture contains provisions permitting Ahold Finance, Royal Ahold and the trustee thereunder, with the consent of the holders of at least a majority in total principal amount (calculated as provided in the indentures) of the outstanding guaranteed debt securities of all series issued thereunder affected by such modification (all such series voting as a single class), to modify such indenture or any supplemental indenture or the rights of the holders of the guaranteed debt securities and guarantees issued thereunder. However, Ahold Finance, Royal Ahold and the trustee cannot, without the consent of the holder of each guaranteed debt security so affected:

    (1) extend the fixed maturity of the guaranteed debt security;

    (2) reduce the principal or premium amount thereof or reduce the rate or extend the time of any payment of interest thereon or reduce any additional amount payable thereon;

    (3) make the principal amount thereof or any interest or premium thereon payable in any coin or currency other than that provided in such guaranteed debt security;

    (4) reduce the portion of the principal amount of an original issue discount guaranteed debt security (or a guaranteed debt security that provides that an amount other than the face amount thereof will or may be payable upon a declaration of acceleration of the maturity thereof) due and payable upon acceleration of the maturity thereof or the portion of the principal amount thereof provable in any action or proceeding pursuant to
  Section 4.2 of such indenture;

    (5) reduce any amount payable upon redemption of such guaranteed debt security;

    (6) reduce the overdue rate thereof;

    (7) impair, if such guaranteed debt security provides therefor, any right of repayment at the option of the holder of such guaranteed debt security;

    (8) alter adversely or eliminate any right of conversion of such guaranteed debt security; or

    (9) reduce the percentage of the guaranteed debt securities the consent of the holders of which is required for any such modification.

  Each of the indentures further provides that Ahold Finance, Royal Ahold and the applicable trustee cannot enter into any supplemental indenture if it would modify the terms of the guarantee of Royal Ahold relating to the applicable guaranteed debt securities in any manner adverse to the holders of such guaranteed debt securities. The indenture relating to guaranteed subordinated debt securities also provides that Ahold Finance, Royal Ahold and the applicable trustee cannot enter into any supplemental indenture if it would modify the terms providing for subordination of the guaranteed subordinated debt securities or the guarantee of Royal Ahold relating thereto.

  Each of the indentures also permits Ahold Finance, Royal Ahold and the trustee to amend such indenture in certain circumstances without the consent of the holders of any debt securities issued thereunder to evidence the merger of Royal Ahold or Ahold Finance or the replacement of the trustee and for certain other purposes.

Consolidation, Merger or Disposition of Assets of Ahold Finance or Royal Ahold

  Each of the indentures provides that Ahold Finance and Royal Ahold may consolidate or merge with any other entity, or sell, convey or lease all or substantially all of the property of either of them if, upon any such consolidation or merger:

    (1) the entity (if other than Ahold Finance or Royal Ahold, respectively) formed by such consolidation or merger expressly assumes, by supplemental indenture satisfactory in form to the trustee under the applicable indenture, the due and punctual payment of principal of and any interest on the guaranteed debt securities issued pursuant to such indenture, and the due and punctual observance of all of the covenants and conditions of such indenture to be performed by Ahold Finance or Royal Ahold, as applicable; and

    (2) Ahold Finance or Royal Ahold, as applicable, and any successor entity resulting from such consolidation or merger immediately after such consolidation or merger, or sale, conveyance or lease, is not in default in the performance of any covenant or condition of such indenture.

Concerning the Trustees

  Except during the continuance of an event of default, each of the trustees will perform only those duties that are specifically set forth in the relevant indenture. During the continuance of any event of default under an indenture, the trustee thereunder will exercise its rights and powers under the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use his rights under the circumstances in the conduct of his own affairs.

  Each of the trustees may acquire and hold guaranteed debt securities and, subject to certain conditions, otherwise deal with Ahold Finance or Royal Ahold as if it were not a trustee under an indenture.

  Royal Ahold and certain subsidiaries of Royal Ahold currently conduct banking transactions with the trustees in the ordinary course of business.

            DESCRIPTION OF WARRANTS TO SUBSCRIBE TO DEBT SECURITIES
                 OF ROYAL AHOLD AND AHOLD FINANCE U.S.A., INC.

  The following is a summary of certain provisions of the warrants that may be issued by Royal Ahold or Ahold Finance pursuant to one or more separate warrant agreements, either independently or together with debt securities. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of warrant agreements filed with the registration statement of which this prospectus is a part. Provisions of the forms of warrant agreements or terms defined in the forms of warrant agreements and referred to herein are incorporated into this discussion by reference.

General

  Royal Ahold may offer the following warrants pursuant to this prospectus:

    (1) warrants to subscribe for senior debt securities of Royal Ahold; and

    (2) warrants to subscribe for subordinated debt securities of Royal
     Ahold.

  Ahold Finance may offer the following warrants pursuant to this prospectus:

    (1) warrants to subscribe for guaranteed senior debt securities; and

    (2) warrants to subscribe for guaranteed subordinated debt securities.

  See "Description of Debt Securities of Royal Ahold" and "Description of Guaranteed Debt Securities of Ahold Finance and Guarantees of Royal Ahold."

  The warrants may be issued in one or more series. Please refer to the prospectus supplement relating to particular series of warrants for specific terms of the warrants, including the following terms:

  .  The type and number of warrants;

  .  the debt securities for which the warrants may be exercised;

  .  the expiration date of the warrants;

  .  the period during which warrants may be exercised;

  .  the exercise price of the warrants;

  .  any mandatory or optional call provisions;

  .  the identity of the warrant agent;

  . whether the warrants will be issued in registered form or in bearer form; and

  .  any other terms of the warrants offered thereunder.

  The warrants will be represented by warrant certificates. Royal Ahold or Ahold Finance, as the case may be, will pay all stamp taxes and any other duties to which the original issuance of the warrant certificates may be subject.

Transfer and Exchange

  Warrants may be transferred or exchanged pursuant to procedures outlined in the applicable warrant agreement. No service charge will be made for registration of transfer or exchange upon surrender of any warrant certificate at the office of the applicable warrant agent maintained for that purpose. Royal Ahold or Ahold Finance, as the case may be, may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates.

  No warrant or warrant certificate will entitle the holder thereof to any of the rights of a holder of debt securities of Royal Ahold or Ahold Finance, including the right to receive payments of principal or interest on debt securities or to enforce any of the covenants in any indenture relating to debt securities.

Exercise of Warrants

  In order to exercise warrants, the holder of the warrants will be required to surrender to the warrant agent the related warrant certificate and pay in full the exercise price for the debt securities to be subscribed for upon such exercise. The exercise price must be paid in cash or by certified or official bank check or by wire transfer to an account designated by Royal Ahold or Ahold Finance, as applicable, for such purpose. The warrant agent then will deliver the applicable debt securities to the holder, and will issue a new warrant certificate for any warrants not exercised.

Amendment of Warrant Agreement

  From time to time, Royal Ahold or Ahold Finance, as the case may be, and the warrant agent under the relevant warrant agreement, may amend or supplement such warrant agreement for certain purposes without the consent of the holders of the warrants issued thereunder, including to cure defects or inconsistencies or make any change that does not materially and adversely affect the rights of any holder. Any amendment or supplement to a warrant agreement that has a material adverse effect on the interests of the holders of the warrants issued thereunder will require the written consent of the holders of a majority of the outstanding warrants issued thereunder.

  The written consent of each holder of the warrants affected shall be required for any amendment that:

  .  increases the exercise price;

  .  shortens the period during which warrants may be exercised;

  . if the warrants may be redeemed at the option of Royal Ahold or Ahold Finance, reduces the price at which the warrants may be redeemed; or

  .  materially and adversely affects the exercise rights of holders.

                  DESCRIPTION OF SHARE CAPITAL OF ROYAL AHOLD

  Set forth below is a summary of material information relating to Royal Ahold's share capital, including summaries of certain provisions of the Articles of Association of Royal Ahold and applicable Dutch law in effect at the date hereof. This summary does not purport to be complete and is qualified in its entirety by reference to the full Articles of Association of Royal Ahold, an unofficial English translation of which has been included as an exhibit to the Registration Statement. The full text of the Articles of Association is available, in Dutch and English, at the principal executive offices of Royal Ahold.

Share Capital

  Under the Articles of Association of Royal Ahold, the authorized share capital of Royal Ahold currently amounts to NLG 1,300,000,000 par value. It consists of:

    (1) 1,045,000,000 common shares, each with a par value of NLG 0.50;

    (2) 650,000 cumulative preferred shares (the "preferred shares"), each with a par value of NLG 1,000;

    (3) 195,000,000 cumulative preferred financing shares (the "financing preferred shares"), each with a par value of NLG 0.50, divided into sixteen series, numbered FP1 to FP16 inclusive, each series consisting of 12,187,500 financing preferred shares; and

    (4) 60,000,000 convertible cumulative preferred financing shares (the "convertible preferred shares"), each with a par value of NLG 0.50, divided into six series, numbered CPD1 and CPD2 and further numbered CPF1 to CPF4 inclusive, each series consisting of 10,000,000 convertible preferred shares.

  After conversion of convertible preferred shares (see "--Convertible Preferred Shares" below), the number of convertible preferred shares will decrease and the number of common shares will increase by the number of converted convertible preferred shares.

Common Shares

  The common shares are issued in bearer or registered form, at the option of the shareholder. Common shares in bearer form may be exchanged for common shares in registered form, or vice versa, at any time, upon written request to the corporate executive board of Royal Ahold.

  For each common share in bearer form a share certificate is issued. Such numbers of common shares in bearer form as the corporate executive board will determine may be represented by one certificate. For registered common shares, share certificates may also be issued, and such numbers of common shares in registered form may be represented by one certificate as the holder of such common shares shall request the Royal Ahold corporate executive board in writing. Share certificates which are issued for bearer shares have a dividend sheet without dividend coupons or vouchers. The bearer CF ("Centrum voor Fondsenadministratie") certificates for common shares are in practice held by an approved custodian in order to allow them to be traded on the AEX-Stock Exchange. The dividend sheets of the bearer CF certificates are required to be held by an approved custodian. The common shares in bearer form are transferable with the dividend sheet through the book-entry transfer system maintained by Nederlands Centraal Instituut voor Giraal Effectenverkeer.

  The names and addresses of holders of registered shares are entered in the shareholders' registers for each class of shares which are maintained by Royal Ahold. Such registers also include the number of shares held by each shareholder, the class and number of their shares, the amount paid up on each share, and whether any share certificate has been issued. The registers also include the names and addresses of persons who possess certain ownership rights or a pledge in respect of such shares. On request of the shareholder, pledgee or a holder of certain ownership rights, and without charge, Royal Ahold is required to provide an extract from the register of shareholders in respect of its right to any registered share. Registers are available at the office of Royal Ahold for inspection by stockholders, as well as pledgees and holders of certain ownership rights, insofar as the voting right attached to the shares rests in them. Any part of a register kept outside the Netherlands in compliance with laws or stock exchange regulations in the foreign jurisdictions concerned, however, is not available for such inspection.

  Transfer of a registered share in the capital of Royal Ahold requires an instrument of transfer and, if Royal Ahold is not a party to the transfer, a written acknowledgment by Royal Ahold of the transfer. The acknowledgment must be made in the instrument of transfer, or by a dated statement on the instrument of transfer, or on a copy or extract thereof certified by a civil law notary or the transferor to be a true copy or extract of the instrument of transfer. Official service by an authorized Dutch person of the instrument of transfer or of such copy or extract on Royal Ahold is considered to have the same effect as an acknowledgment by Royal Ahold of the transfer. In addition, if a share certificate has been issued for a registered share, the share certificate must be surrendered to Royal Ahold. The transfer may then be acknowledged by Royal Ahold by way of endorsement to that effect written on the share certificate or by replacing the share certificate by a new share certificate issued in the name of the transferee.

  The holders of the common shares are entitled to one vote per share. There are no limitations, either by the laws of the Netherlands or in the Articles of Association, on the right of non-residents of the Netherlands or foreign owners to hold or vote Royal Ahold's common shares. See "--General Meetings and Voting Rights" below. The holders of common shares are entitled to dividends in such amounts and at such times as may be declared by Royal Ahold out of funds legally available therefor, as described under "--Dividends" below. Cash dividends payable in Dutch guilders on common shares of Royal Ahold may be officially transferred from the Netherlands and converted into any other convertible currency.

  Common shares may be issued pursuant to a resolution of the Royal Ahold corporate executive board, subject to the prior approval of the supervisory board of Royal Ahold and within the current authorized maximum of 1,045,000,000 common shares, of which 629,199,442 shares were issued and outstanding as of May 15, 1999. The current authority of the corporate executive board to resolve to issue common shares will terminate on May 6, 2002, unless extended by the general meeting of shareholders of Royal Ahold in accordance with the Articles of Association, in each instance for a period not exceeding five years. If no such extension is given, the issue of common shares will require a resolution of the general meeting of shareholders, upon a proposal of the corporate executive board which is subject to the prior approval of the supervisory board. For these purposes, issues of shares include the granting of rights to subscribe for shares (including convertible debt), such as options and warrants, but not the issue of shares upon exercise of such rights. The common shares are subject to certain pre-emptive rights. See "--Shareholders' Pre-emptive Rights" below.

  Common shares must be fully paid on issue. All of Royal Ahold's presently outstanding common shares are fully paid.

  The principal paying agent in the Netherlands for the common shares is ABN AMRO Bank N.V.

Preferred Shares

  The purpose of the preferred shares is to provide a preventive measure against unfriendly takeover bids. On March 7, 1989, Royal Ahold and Stichting Ahold Continuiteit ("Stichting" or, in English, "Ahold Continuity Foundation") entered into an option agreement, which was amended and restated in April 1994 and March 1997, pursuant to which Stichting was granted an option to acquire from Royal Ahold, from time to time in the 15 years following the date of the original option agreement, preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of capital stock of Royal Ahold. During this period Royal Ahold has the right pursuant to the option agreement to place preferred shares with Stichting up to a total par value that is equal to the total par value of all issued and outstanding shares of capital stock of Royal Ahold.

  The holders of the preferred shares are entitled to 2,000 votes per share. See "--General Meetings and Voting Rights" below. Subject to limited exceptions, each transfer of preferred shares requires the approval of the Royal Ahold corporate executive board. Preferred shares can only be issued in registered form. No share certificates will be issued for the preferred shares.

  The preferred shares have certain anti-takeover effects. The issuance of all authorized preferred shares will cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire Royal Ahold, and could have the effect of delaying, deferring or preventing a change in control of Royal Ahold.

  Stichting is a non-membership organization with a self-appointing managing board, organized under the law of the Netherlands. Its statutory objectives are to enhance the continuity and the identity of Royal Ahold in case of an unwanted take-over attempt. As of May 15, 1999, the members of the managing board of Stichting were:

   Name                          Principal Occupation or Relation to Royal Ahold
   ----                          -----------------------------------------------
   Voting members
   J.J. Slechte
    (Chairman)............. Former President of Shell Nederland B.V.
   A.M. Knulst............. Former Managing Director of bv Trustkantoor Gestor
   P.J. van Dun............ Former Executive Vice President of Royal Ahold
   Non-voting members
   H. de Ruiter............ Chairman of the Supervisory Board of Royal Ahold
   C.H. van der Hoeven..... President of the Corporate Executive Board of Royal Ahold

  Preferred shares may be issued, and rights to subscribe for preferred shares may be granted, pursuant to a resolution of the Royal Ahold corporate executive board, subject to the prior approval of the supervisory board. The corporate executive board has this authority for the same period as its authority to issue common shares and it may be extended in the same manner. If no such extension is given, the issue of preferred shares, or the granting of rights to subscribe for preferred shares, will require a resolution of the general meeting of shareholders, upon a proposal of the corporate executive board which is subject to the prior approval of the supervisory board. The corporate executive board must, upon the issue of preferred shares (including the granting of rights to subscribe for preferred shares) other than an issue of preferred shares to a person or persons exercising a previously acquired right to subscribe for such preferred shares, within four weeks after such issue call a general meeting of shareholders of Royal Ahold to explain the reasons for the issue, unless such explanation has previously been given at a general meeting.

  The prior approval of the general meeting of shareholders of Royal Ahold for a specific issue of preferred shares is required if, as a result of such issue and/or as a result of previous issues of preferred shares by the corporate executive board without the approval or other cooperation of the general meeting of shareholders, the number of preferred shares that may be subscribed for and/or that has been issued will result in the total nominal value of preferred shares (issued by the corporate executive board without the approval or other cooperation of the general meeting) exceeding 100% of the total nominal value of the other shares outstanding before such issue. If preferred shares have been issued pursuant to a resolution of the corporate executive board to issue the shares, or pursuant to a resolution of the corporate executive board to grant a right to subscribe for the shares, in each case passed without the prior approval or other cooperation of the general meeting, the corporate executive board is obliged to call a general meeting of shareholders within two years after such issue and make a proposal regarding repurchase or redemption of the issued preferred shares. If at that general meeting no resolution regarding repurchase or redemption is passed, the corporate executive board must, within two years after the proposal was made, and every two years thereafter, call a general meeting of shareholders and again make such proposal for repurchase or redemption. This obligation ceases to exist if the preferred shares are no longer outstanding or are no longer held by a person other than Royal Ahold.

  Without prejudice to any applicable statutory provisions, the provisions of the Articles of Association regarding the calling of, and in certain cases the required prior approval by, a general meeting of shareholders of Royal Ahold with respect to an issue of preferred shares will cease to apply as soon as Royal Ahold is no longer bound by the relevant obligations under the Listing Rules of the Amsterdam Exchanges N.V.

  The holders of preferred shares are entitled to a preferred dividend. See "--Dividends" below.

  It may be stipulated that only 25% of the nominal value of the preferred shares is required to be paid upon subscription for preferred shares until payment in full of the par value is called by Royal Ahold. No preferred shares are currently issued and outstanding.

  Preferred shares have preferences upon the dissolution and liquidation of Royal Ahold over the financing preferred shares, the convertible preferred shares and the common shares as to payment of dividends, as described under "--Dividends" and "--Liquidation Rights" below.

Financing Preferred Shares

  Financing preferred shares may be issued, and rights to subscribe for financing preferred shares may be granted, pursuant to a resolution of the corporate executive board, subject to the prior approval of the supervisory board and up to a total nominal amount which, at the time of such issue or the granting of such rights, equals 25% of the outstanding shares in the capital of Royal Ahold, excluding preferred shares. The corporate executive board has this authority for the same period as its authority to issue common shares and it may be extended in the same manner. If no such extension is given, the issue of financing preferred shares, or the granting of rights to subscribe for financing preferred shares, will require a resolution of the general meeting of shareholders, upon a proposal of the corporate executive board, which is subject to the prior approval of the supervisory board. Financing preferred shares must be fully paid up upon issue. They can only be issued in registered form. No share certificates are issued for financing preferred shares. Subject to limited exceptions, each transfer of financing preferred shares requires the approval of the corporate executive board. Financing preferred shares may only be transferred to natural persons.

  As of May 15, 1999, a total of 144 million of the financing preferred shares were issued and outstanding.

  Financing preferred shares have preferences as to payment of dividends and upon the dissolution and liquidation of Royal Ahold over the convertible preferred shares and the common shares, as described under "--Dividends" and "--Liquidation Rights" below. In 1997 and 1998 Royal Ahold paid NLG 18,348,000 and NLG 26,835,400, respectively, as dividends on the financing preferred shares. Holders of financing preferred shares do not have pre-emptive rights. Holders of financing preferred shares have voting rights as described under "--General Meetings and Voting Rights" below.

Convertible Preferred Shares

  Convertible preferred shares may be issued, and rights to subscribe for convertible preferred shares may be granted, pursuant to a resolution of the corporate executive board, subject to the prior approval of the supervisory board. The corporate executive board has this authority for the same period as its authority to issue common shares and it may be extended in the same manner. If no such extension is given, the issue of convertible preferred shares, or the granting of rights to subscribe for convertible preferred shares, will require a resolution of the general meeting of shareholders, upon a proposal of the corporate executive board, which is subject to the prior approval of the supervisory board.

  Convertible preferred shares may be issued in bearer or registered form, at the option of the holder. For each convertible preferred share in bearer form, a share certificate will be issued. Convertible preferred shares must be fully paid upon issue. As of the date hereof, no convertible preferred shares are issued and outstanding.

  Conversion of convertible preferred shares into common shares may take place:

    (1) pursuant to a resolution of the corporate executive board; or

    (2) at the request of a holder of convertible preferred shares, which request must be made to the corporate executive board after which the corporate executive board must resolve to convert.

  Conversion in the two cases mentioned above can only take place if:

    (1) in the case of convertible preferred shares of series CPF1, CPF2, CPF3 or CPF4, during 20 business days in a period of 30 consecutive business days the closing price of the common shares on the AEX-Stock Exchange is at least 25% higher than the issue price of the first convertible preferred share of the relevant series; or

    (2) in the case of convertible preferred shares of series CPD1 or CPD2, during 20 business days in a period of 30 consecutive business days the closing price of the American depositary shares on the New York Stock Exchange is at least 25% higher than the issue price of the first convertible preferred share of the relevant series.

  If a convertible preferred share has been converted into a common share, the holder thereof is entitled to dividends and other distributions like any holder of common shares as of the start of the fiscal year in which the conversion has taken place. However, if in respect of the current fiscal year dividends have already been made payable prior to the day of conversion, only dividends which have been made payable in cash will be paid. The holder of a convertible preferred share which has been converted into a common share remains entitled to the preferred dividend in respect of the fiscal year preceding the fiscal year in which the conversion has taken place.

  Convertible preferred shares have preferences as to payment of dividends and upon the dissolution and liquidation of Royal Ahold over the common shares as described under "--Dividends" and "--Liquidation Rights" below. Holders of convertible preferred shares have pre-emptive rights as described under "-- Shareholders' Pre-emptive Rights" below. Holders of convertible preferred shares have voting rights as described under "--General Meetings and Voting Rights" below.

Shareholders' Pre-emptive Rights

  Holders of preferred shares and holders of financing preferred shares do not have pre-emptive rights with respect to issues of common shares or convertible preferred shares.

  Holders of common shares and convertible preferred shares have pro rata pre-emptive rights to subscribe for new issues of common shares and convertible preferred shares in proportion to their holdings, except for:

    (1) issues of shares to employees of Royal Ahold or employees of group companies; and

    (2) issues of shares in return for non-cash consideration.

  For these purposes, issues of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

  Pre-emptive rights with respect to the common shares and convertible preferred shares may be restricted or excluded by a resolution of the corporate executive board subject to the approval of the supervisory board. The corporate executive board has been delegated this authority with respect to the common shares by the general meeting of shareholders, and with respect to the convertible preferred shares in the Articles of Association, for the same periods as its authority to issue such shares, and this authority may be extended in the same manner. If no such extension is given, the restriction or exclusion of pre-emptive rights will require a resolution of the general meeting of shareholders upon a proposal by the corporate executive board, which is subject to the approval of the supervisory board. The adoption by the general meeting of shareholders of a resolution restricting or excluding pre-emptive rights with respect to common shares and convertible preferred shares will require a vote of (1) a majority of the votes cast if half or more of the issued and outstanding share capital is present or represented at the meeting or (2) at least two-thirds of the votes cast if less than half of the issued and outstanding capital is present or represented at the meeting.

Acquisition by Royal Ahold of its Own Shares

  Royal Ahold may acquire any class of its shares in its capital, subject to certain provisions of Dutch law and the Articles of Association, if:

    (1) shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up capital and any reserves required by Dutch law or the Articles of Association; and

    (2) Royal Ahold and its subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding one-tenth of Royal Ahold's issued share capital.

  Any shares held by Royal Ahold in its own capital may not be voted.

  An acquisition by Royal Ahold of any class of shares in its capital must be approved by resolution of the corporate executive board, subject to the approval of the supervisory board. Acquisitions by Royal Ahold of shares in its own capital may only take place if the general meeting of shareholders of Royal Ahold has granted to the corporate executive board the authority to effect such acquisitions. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. This authority was renewed by the annual general meetings of shareholders held in May 1997 and May 1998. In May 1999, the annual general meeting of shareholders voted to extend the authority to acquire shares through November 10, 2000, subject to the approval of the supervisory board. As of the date of this prospectus, Royal Ahold has not acquired any shares under this authorization. Under this authorization, the maximum number of shares that can be acquired cannot exceed the maximum amount authorized by law (currently 10%) of the issued share capital at the time of acquisition. No such authority is required for the acquisition by Royal Ahold of shares in its own capital for the purpose of transferring such shares to employees of Royal Ahold or employees of a group company pursuant to an employee stock option plan and as long as such shares are quoted on the official price list of a stock exchange.

Capital Reduction

  Upon a proposal of the corporate executive board, subject to approval of the supervisory board, the general meeting of shareholders of Royal Ahold may resolve to reduce the issued and outstanding share capital by canceling:

    (1) shares which Royal Ahold holds in its own capital or shares the depositary receipts for which are held by Royal Ahold;

    (2) all the issued preferred shares against repayment of the amount paid on such shares and upon waiver of the obligation to make payment on such shares to the extent they have not been fully paid up; and

    (3) all the issued shares of one or more series of financing preferred shares against repayment of the amount paid up on such shares.

  The resolution of the general meeting of shareholders will require the vote of (1) a majority of the votes cast if half or more of the issued and outstanding share capital is present or represented at the meeting or (2) at least two-thirds of the votes cast if less than half of the issued and outstanding share capital is present or represented at the meeting.

  The issued share capital may also be reduced, in the manner provided above, by reduction of the nominal value of any class of shares of Royal Ahold.

  If reduction in the issued and outstanding capital entails repayment in part, the resolution for that purpose may provide that such repayment will be made in cash or in the form of rights as against Royal Ahold or participations in any division of Royal Ahold.

Dividends

  Subject to certain exceptions, dividends may only be paid out of profits as shown in the annual financial statements of Royal Ahold as prepared by the corporate executive board, adopted by the supervisory board and approved by the general meeting of shareholders. Distributions may not be made if the distribution would reduce shareholders' equity below the sum of the paid-up part of the capital and reserves which must be maintained by Dutch law. No dividends may be paid to Royal Ahold on shares which Royal Ahold holds in its own capital or of which the depositary receipts are held by Royal Ahold, unless such shares or depositary receipts are encumbered with certain rights of ownership in other parties or a pledge.

  Out of profits, dividends must first be paid on the preferred shares at a percentage of the amount called-up and paid-up on such shares which is based on the promissory note discount rate (voorschotrente) established by the Netherlands Central Bank for the relevant financial year. The minimum preferred share dividend percentage at any time is 5.75%. To the extent that profits are not sufficient to pay the preferred share dividend in full, the deficit shall be paid out of the reserves, subject to the general restrictions on distributions set out above. To the extent that the preferred share dividend cannot be paid out of the reserves, the profits earned in subsequent years shall be applied first to making to the holders of preferred shares such payment as will fully eliminate the deficit before distributions to holders of other classes of shares are made. If the profit earned in any fiscal year has been determined and in that fiscal year preferred shares have been cancelled against repayment, the persons who were the holders of such preferred shares shall have the right to the payment of a dividend equal to the amount of the dividend that such persons would otherwise have been entitled to if, on the date of the determination of the profit, such persons had still been the holders of such preferred shares, calculated on the basis of the period during which in the fiscal year such persons were holders of said preferred shares.

  After payment of the preferred share dividend, if possible, dividends must then be paid on each financing preferred share at a percentage of the amount paid-in on such share plus the premium paid on the first financing preferred share which was issued of the series to which the particular share belongs. The financing preferred share dividend percentage is based on the average effective yield on the Dutch state loans with a (remaining) life of nine to ten years. To the extent that profits are not sufficient to pay in full the financing preferred share dividend, the deficit shall be paid out of the reserves and thereafter out of the profits earned in subsequent years, as described above for the preferred share dividend, before further distributions are made. If the profit earned in any fiscal year has been determined and in that fiscal year financing preferred shares have been cancelled against repayment, the persons who were the holders of such financing preferred shares shall have the right to the payment of a dividend equal to the amount of the dividend that such persons would otherwise have been entitled to if, on the date of the determination of the profit, such persons had still been the holders of such financing preferred shares, calculated on the basis of the period during which in the fiscal year such persons were holders of said financing preferred shares.

  After payment of the financing preferred share dividend, if possible, dividends must then be paid on each convertible preferred share at a percentage of the amount paid-up on such share plus the premium paid on the first convertible preferred share that was issued of the series to which the particular share belongs. Where any payment of such shares has been made in a foreign currency, the percentage shall be calculated on the amount in such foreign currency. The convertible preferred share dividend with respect to the series CPF1 to CPF4 inclusive is calculated according to the same formula as applies to the calculation of the financing preferred share dividend percentage. The convertible preferred share dividend percentage in respect of the series CPD1 and CPD2 is based on the average effective yield on the most recently issued U.S. federal government bond issuance in U.S. dollars with a maturity of 30 years. To the extent that profits are not sufficient to pay in full the convertible preferred share dividend, the deficit shall be paid out of the reserves and thereafter out of the profits earned in subsequent years as described above for the preferred share dividend, before further distributions are made.

  Out of the profits remaining after the payment of the convertible preferred share dividend such amounts shall be reserved as the supervisory board, in consultation with the corporate executive board, may deem necessary. The profit then remaining is at the disposal of the general meeting of shareholders, which may resolve to transfer it to reserves or to distribute it among the holders of common shares. On a proposal of the corporate executive board made with the approval of the supervisory board, the general meeting may
(1) resolve to distribute to the holders of common shares a dividend in the form of common shares or (2) resolve to make distributions to the holders of common shares out of one or more reserves that Royal Ahold is not prohibited from distributing by law.

  Subject to the prior approval of the supervisory board, the corporate executive board may resolve to make interim distributions to shareholders or to holders of shares of a particular class or series if an interim statement of assets and liabilities shows that such distribution is permitted.

  Dividends are payable no later than 14 days after the date declared, unless the body declaring the dividend shall determine a different date. Dividends that have not been claimed within five years and one month after the date when they became payable will be forfeited to Royal Ahold and will be added to the general reserve.

General Meetings and Voting Rights

  A general meeting of shareholders must be held once a year, no later than June, to approve the annual accounts and attend to other matters. General meetings of shareholders may be convened by the corporate executive board, the supervisory board and, in certain circumstances, the holders of at least 10% of the total outstanding share capital of Royal Ahold. Notice of the general meeting will be given by the corporate executive board, the supervisory board or the holders of at least 10% of the total outstanding share capital of Royal Ahold, as the case may be, at least 15 days prior to the meeting and will be published in at least one nationally distributed daily newspaper and the Official Price List (Officiele Prijscourant) of the Amsterdam Exchanges. Holders of registered shares will also be notified by mail. There are no quorum requirements applicable to general meetings.

  Shareholders (and holders of non-voting depositary receipts that may be issued for shares in the Netherlands) are only entitled to attend meetings of shareholders and take part in the deliberations, and those who have voting rights may only vote at meetings of shareholders, if they have signed the attendance list in advance and, in addition, insofar as their rights relate to shares in bearer form or depositary receipts in bearer form, if they have deposited their share certificates or depositary receipt certificates at the office of Royal Ahold prior to the meeting. Shareholders (and holders of depositary receipts) may be represented by written proxy. If the proxy relates to share certificates or depositary receipts issued in bearer form, the proxy must be deposited at the office of Royal Ahold prior to the meeting simultaneously with the deposit of the share certificates or depositary receipts to which the proxy relates. Furthermore, if the proxy relates to registered certificates or depositary receipts, the proxy must be deposited at the office of Royal Ahold prior to the meeting.

  Each share in the capital of Royal Ahold is entitled to one vote for each NLG 0.50 par value represented thereby. Subject to certain exceptions provided for by law or the Articles of Association, resolutions are passed by an absolute majority of the votes cast. A proposal to alter the Articles of Association whereby any change would be made in the rights that vest in the holders of shares of a particular class requires the prior approval of a meeting of holders of shares of that particular class. Among other types of resolutions, a resolution of the general meeting of shareholders to amend the Articles of Association or to wind up Royal Ahold may only be adopted upon a proposal of the corporate executive board that has been approved by the supervisory board.

  Meetings of holders of shares of a particular class shall be held whenever such a meeting is required by law or any provision of the Articles of Association. These meetings may be called by the corporate executive board, the supervisory board or one or more shareholders or holders of depositary receipts who jointly represent at least one-tenth of the issued and outstanding shares of the class concerned. The provisions of the Articles of Association relating to the convening of meetings apply mutatis mutandis to meetings of holders of preferred shares, convertible preferred shares and financing preferred shares, except that meetings of holders of preferred shares or financing preferred shares are only convened by sending letters, whether or not registered, to the holders of such shares.

  No votes may be cast in respect of shares held by Royal Ahold or any of its subsidiaries nor in respect of shares the depositary receipts for which are held by Royal Ahold or by any of its subsidiaries. However, holders of certain ownership rights and pledgees of shares which belong to Royal Ahold or its subsidiaries will not be excluded from the right to vote if such grant of certain ownership rights or pledge was created before the shares concerned were held by Royal Ahold or a subsidiary of Royal Ahold.

Liquidation Rights

  In the event of the dissolution and liquidation of Royal Ahold, the assets remaining after payment of all debts will be distributed in the following order:

    (1) to the holders of preferred shares;

    (2) to the holders of financing preferred shares; and

    (3) to the holders of convertible preferred shares.

  If any assets remain, the holders of common shares shall be paid, if possible, the par value amount of their common shares plus the pro rata part of the share premium reserve to which the holders of common shares are entitled.

                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS
                       RELATING TO SHARES OF ROYAL AHOLD

  The following is a summary of certain provisions of the share deposit agreement, dated as of September 30, 1998, entered into by Royal Ahold, The Bank of New York, as depositary (the "share depositary"), and the registered holders of American depositary receipts (the "owners") and the owners of beneficial interests in American depositary receipts (the "beneficial owners"), pursuant to which the American depositary receipts (the "ADRs") are to be issued.

  This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the share deposit agreement, including the form of ADRs.

  Terms used herein and not otherwise defined have the meanings set forth in the share deposit agreement. Copies of the share deposit agreement and the Articles of Association of Royal Ahold will be available for inspection at (1) the corporate trust office of the share depositary, currently located at 101 Barclay Street, New York, New York 10286 (the "corporate trust office"), and
(2) the Amsterdam office of Mees Pierson N.V., as custodian, currently located at Herengracht 214, P.O. Box 243, 1000 AE Amsterdam, the Netherlands. The share depositary's principal executive office is located at One Wall Street, New York, New York 10286.

American Depositary Receipts

  The share depositary may issue ADRs evidencing American depositary shares ("ADSs") pursuant to the share deposit agreement. Each ADS will represent one common share ("deposited securities"). The share depositary and Royal Ahold will treat only persons in whose names ADRs are registered on the books of the share depositary as owners of the ADRs.

Deposit, Transfer and Withdrawal

  Upon delivery to the custodian of common shares (or evidence of rights to receive common shares), and the payment of the fees, charges and taxes provided in the share deposit agreement, the share depositary will execute and deliver an ADR at its corporate trust office to the person entitled thereto. Each ADR will be registered in the name of the person entitled thereto and will evidence any authorized number of ADSs requested by such person.

  The owner of an ADR will be entitled to delivery of the underlying deposited securities. Prior to the delivery of the underlying deposited securities, the owner of the ADR must, subject to the terms and conditions of the share deposit agreement:

  .  surrender the ADR at the corporate trust office of the share depositary;
     and

  . pay the fees of the share depositary for the surrender of receipts, governmental charges and taxes provided in the share deposit agreement.

  The forwarding of share certificates, other securities, property, cash and other documents of title will be at the risk and expense of the owner.

  Subject to the terms and conditions of the share deposit agreement and any limitations established by the share depositary, the share depositary may deliver ADRs prior to the receipt of shares or deliver shares prior to receipt of ADRs (a "pre-release") and deliver shares upon the receipt and cancellation of ADRs which have been pre-released, whether or not such cancellation is prior to the termination of such pre-release or the share depositary knows that such ADR has been pre-released. The share depositary may receive ADRs instead of shares in satisfaction of a pre-release. Each pre-release must be:

    (1) preceded or accompanied by a written representation from the person to whom the ADRs or shares are to be delivered that such person or its customer:

      (a) owns the shares or ADRs to be remitted;

      (b) assigns all beneficial right, title and interest in such shares or ADRs, as the case may be, to the share depositary and for the benefit of the owners; and

      (c) will not take any action with respect to such shares or ADRs, as the case may be, that is inconsistent with the transfer of beneficial ownership;

    (2) at all times fully collateralized with cash or such other collateral as the share depositary deems appropriate;

    (3) terminable by the share depositary on not more than five business days' notice; and

    (4) subject to further indemnities and credit regulations as the share depositary deems appropriate.

  The ADRs are transferable on the books of the share depositary. However, the share depositary may close the transfer books at any time it considers such closing as useful to the performance of its duties or at the written request of Royal Ahold.

Dividends, Other Distributions and Rights

  Subject to any restrictions imposed by Dutch law, regulations or applicable permits, the share depositary will convert all cash dividends and other cash distributions denominated in a currency other than dollars (a "foreign currency") that it receives in respect of the deposited securities into U.S. dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting U.S. dollars to the United States. The share depositary will distribute, as promptly as practicable, the resulting dollar amount (net of expenses incurred by the share depositary in converting such foreign currency) to the owners entitled to the distribution. The distribution may be made upon an averaged or other practicable basis without regard to any distinctions among owners on account of exchange restrictions or the date of delivery of any ADR or otherwise. The amount distributed to the owners of ADRs will be reduced by any amount of taxes to be withheld by Royal Ahold or the share depositary. See "--Liability of Owner for Taxes" below.

  If any of the following events occur, the share depositary may either distribute the foreign currency received by the share depositary or the custodian to the owners entitled to receive the distribution, or in its discretion may hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of the owners entitled to receive the distribution:

    (1) the share depositary determines that in its judgment any foreign currency received by it or the custodian cannot be converted on a reasonable basis into dollars transferable to the United States;

    (2) any approval or license of any government or agency thereof that is required for such conversion is denied or in the opinion of the share depositary is not obtainable; or

    (3) any such approval or license is not obtained within a reasonable period as determined by the share depositary,

  If any conversion of foreign currency cannot be effected for distribution to some of the owners entitled to receive the distribution, the share depositary may in its discretion make the conversion and distribution in U.S. dollars to the extent permissible to the owners entitled to receive the distribution. The share depositary may distribute the balance of the foreign currency received by the share depositary to the owners entitled to receive the distribution, or hold such balance uninvested and without liability for interest thereon for the respective accounts of the owners entitled thereto.

  If Royal Ahold declares a dividend in common shares, or a free distribution of common shares, the share depositary may, and will if Royal Ahold so requests, distribute to the owners of outstanding ADRs entitled thereto additional ADRs evidencing an aggregate number of ADSs representing the amount of common shares received as such dividend or free distribution. The distribution of ADRs will be subject to the terms and conditions of the share deposit agreement with respect to the deposit of common shares and the issuance of ADSs including the withholding of any tax or other governmental charge and the payment of fees of the share depositary.

  The share depositary may withhold any distribution of ADRs if it has not received satisfactory assurances from Royal Ahold that such distribution does not require registration under the Securities Act of 1933 (the "Securities Act"), or is exempt from registration under the provisions of the Securities Act.

  Instead of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the share depositary will sell the amount of common shares represented by the aggregate of the fractions and distribute the net proceeds in accordance with the share deposit agreement. If the share depositary does not distribute additional ADRs, each ADS will also represent the additional common shares distributed by Royal Ahold.

  If Royal Ahold offers to the holders of any deposited securities any rights to subscribe for additional common shares or any other rights, the share depositary will determine the procedure to be followed in making such rights available to any owners of ADRs or in disposing of such rights for the benefit of any owners and making the net proceeds available in dollars to such owners. If by the terms of the rights offering or for any other reason the share depositary may not either make such rights available to any owners or dispose of such rights and make the net proceeds available to such owners, then the share depositary will allow the rights to lapse.

  If the share depositary determines that it is lawful and feasible to make such rights available to all owners or to certain owners but not to other owners, the share depositary may distribute the rights to those owners to whom it determines it is lawful and feasible to do so, in such form as it deems appropriate. If the share depositary determines that it is not lawful and feasible to make such rights available to certain owners, it may sell the rights at a public or private sale, and allocate the net proceeds of the sale for the account of such owners otherwise entitled to such rights. This allocation may be made upon an averaged or other practical basis without regard to any distinctions among such owners because of exchange restrictions or the date of delivery of any ADRs or otherwise.

  In circumstances in which rights would not otherwise be distributed, if an owner of ADRs requests the distribution of warrants or other instruments in order to exercise the rights allocable to such owner's ADSs, the share depositary will make such rights available to the owner upon written notice from Royal Ahold to the share depositary that:

    (1) Royal Ahold has elected in its sole discretion to permit such rights to be exercised; and

    (2) the owner has executed such documents as Royal Ahold has determined in its sole discretion are reasonably required under applicable law.

  The share depositary will, on behalf of any owner, exercise such rights and purchase common shares, and Royal Ahold will cause the common shares so purchased to be delivered to the share depositary on behalf of such owner, if:

  . the owner gives instructions pursuant to such warrants or other instruments to the share depositary to exercise such rights;

  . the owner pays to the share depositary the purchase price of the common shares to be received upon exercise of the rights; and

  . the owner pays the fees of the share depositary as set forth in such warrants or other instruments.

  As agent for such owner, the share depositary will cause the common shares so purchased to be deposited and will execute and deliver ADRs to such owner pursuant to the share deposit agreement.

  The share depositary will not offer rights to owners unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all owners or are registered under the provisions of the Securities Act. However, Royal Ahold is not obligated to file a registration statement with respect to such rights or underlying securities or to make efforts to have such a registration statement declared effective. If an owner of ADRs requests the distribution of warrants or other instruments, even though distribution has not been registered under the Securities Act, the share depositary will not make such distribution unless it has received an opinion from recognized counsel in the United States for Royal Ahold stating that such distribution to such owner is exempt from registration.

  Neither Royal Ahold nor the share depositary will be responsible for any failure to determine that it may be lawful or feasible to make any rights available to owners in general or any owner in particular.

  Whenever the share depositary receives any distribution other than cash, common shares or rights in respect of the deposited securities, the share depositary will distribute the securities or properties it receives to the owners entitled to the distribution, after deduction or upon payment of any fees and expenses of the share depositary or any taxes or other governmental charges. If, however, (1) in the opinion of the share depositary the distribution cannot be made proportionately among the owners entitled to the distribution, or (2) for any other reason the share depositary determines that the distribution is not feasible, the share depositary may adopt such method as it may deem equitable and practicable for making such distribution, including the public or private sale of any of the securities or property received, and distribution by the share depositary of the proceeds of any such sale (net of the fees and expenses of the share depositary) to the owners entitled to the distribution as in the case of a distribution received in cash.

  If the share depositary determines that any distribution of property is subject to any taxes or other governmental charges which the share depositary or the custodian is obligated to withhold, the share depositary may, by public or private sale, dispose of all or a portion of the property in such amounts and in such manner as the share depositary deems necessary and practicable to pay such taxes or charges. The share depositary will distribute the proceeds of any such sale after deduction of such taxes or charges to the owners entitled thereto.

  Where, by the terms of a distribution or offering in accordance with the share deposit agreement, or for any other reason, such distribution or offering may not be made available to owners, and the share depositary may not dispose of such distribution or offering on behalf of such owners and make the net proceeds available to such owners, then the share depositary will not make such distribution or offering, and will allow the rights, if applicable, to lapse.

  Upon any change in nominal or par value, split-up, consolidation or any other reclassification of deposited securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting Royal Ahold or to which it is a party, any securities that are received by the share depositary or custodian in exchange for, in conversion of, or in respect of deposited securities will be treated as new deposited securities under the share deposit agreement and the ADSs will thereafter represent, in addition to the existing deposited securities, the right to receive the new deposited securities so received in exchange or conversion, or the share depositary may, with the approval of Royal Ahold, execute and deliver additional ADRs as in the case of a distribution in common shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new deposited securities.

Record Dates

  Whenever (1) any cash dividend or other cash distribution becomes payable,
(2) any distribution other than cash is made, (3) rights are issued with respect to the deposited securities, (4) for any reason the share depositary causes a change in the number of common shares that are represented by each ADS, (5) the share depositary receives notice of any meeting of holders of common shares or other deposited securities, or (6) the share depositary finds it necessary or convenient, the share depositary will fix a record date (as close as practicable to the record date, if any, fixed by Royal Ahold in respect of such matter):

    (1) for the determination of the owners who will be:

      (a) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof;

      (b) entitled to give instructions for the exercise of voting rights at any such meeting; or

      (c) obligated to pay any charges as described in clause (8) under "Charges of Share Depositary" below; or

    (2) on or after which each ADS will represent the changed number of common shares.

Voting of Deposited Securities

  Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of common shares or other deposited securities, if requested in writing by Royal Ahold, the share depositary will, as soon as practicable thereafter, mail to all owners a notice containing:

    (1) the information included in the notice the share depositary received from Royal Ahold;

    (2) a statement that the owners as of the close of business on a specified record date will be entitled to instruct the share depositary as to the exercise of any voting rights represented by their ADSs; and

    (3) a statement as to the manner in which such instructions may be given.

  Upon the written request of an owner, the share depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of common shares or other deposited securities represented by the ADRs in accordance with the instructions set forth in the request. The share depositary will not vote shares or other deposited securities other than in accordance with such instructions. If the share depositary does not receive instructions from any owner on or before the date established by the share depositary for such purpose, the share depositary will deem the owner to have instructed the share depositary to give a discretionary proxy to a person designated by Royal Ahold for such deposited securities. The share depositary will then give a discretionary proxy to a person designated by Royal Ahold to vote such deposited securities. No such instruction, however, will be deemed given and no such discretionary proxy will be given with respect to any matter as to which Royal Ahold informs the share depositary that (1) Royal Ahold does not wish such proxy given, (2) substantial opposition exists or (3) such matter materially and adversely affects the rights of holders of common shares. There can be no assurance that the owners will receive the notice described in this paragraph sufficiently prior to the date established by the share depositary for the receipt of instructions to ensure that the share depositary will in fact receive such instructions on or before such date.

Reports and Other Communications

  The share depositary will make available for inspection by owners at its corporate trust office any reports and communications, including any proxy soliciting material, received from Royal Ahold, that are (1) received by the share depositary or the custodian or the nominee of either as the holder of the deposited securities and (2) made generally available to the holders of such deposited securities by Royal Ahold. The share depositary will also send to the owners copies of these reports when furnished by Royal Ahold pursuant to the share deposit agreement. Any such reports and communications furnished to the share depositary by Royal Ahold will be furnished in English if required by the SEC.

Amendment and Termination of the Share Deposit Agreement

  Royal Ahold and the share depositary may amend the form of ADRs and the share deposit agreement in any respect without the consent of the owners or beneficial owners of ADRs. However, any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of owners, will not

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take effect with respect to outstanding ADRs until the expiration of 30 calendar days after notice of the amendment has been given to the owners of outstanding ADRs. Every owner at the time any amendment becomes effective will be considered, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the share deposit agreement as amended. No amendment may impair the right of the owner of any ADR to surrender such ADR and receive the deposited securities, except to comply with applicable law.

  The share depositary may at any time at the direction of Royal Ahold terminate the share deposit agreement by mailing notice of termination to the owners of all outstanding ADRs at least 30 calendar days prior to the date fixed in such notice for termination. The share depositary also may terminate the share deposit agreement by mailing notice of termination to Royal Ahold and the owners of all ADRs then outstanding if the share depositary has delivered to Royal Ahold a written notice of its election to resign and a successor depositary has not been appointed and accepted its appointment in accordance with the terms of the share deposit agreement within 90 days after delivery of the notice.

  If any ADRs remain outstanding after the date of termination of the share deposit agreement, the share depositary:

    (1) will discontinue the registration of transfers of ADRs;

    (2) will suspend the distribution of dividends to the owners thereof; and

    (3) will not give any further notices or perform any further acts under the share deposit agreement, except for the collection of dividends and other distributions pertaining to the deposited securities, the sale of rights and other property as provided in the share deposit agreement and the delivery of deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the share depositary (after deducting the fees of the share depositary for the surrender of an ADR and other expenses set forth in the share deposit agreement and any applicable taxes or governmental charges).

  At any time after one year from the date of termination, the share depositary may sell any remaining deposited securities. The share depositary may hold the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the owners that have not surrendered their ADRs. Any such owners will become general creditors of the share depositary with respect to such net proceeds. After making such sale, the share depositary will be discharged from all obligations under the share deposit agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the share depositary for the surrender of ADRs and other expenses set forth in the share deposit agreement and any applicable taxes or other governmental charges).

  Upon the termination of the share deposit agreement, Royal Ahold will be discharged from all obligations under the share deposit agreement except for certain obligations to the share depositary, as set forth in the share deposit agreement.

Charges of Share Depositary

  The share depositary will charge any party depositing or withdrawing common shares or any party surrendering ADRs or to whom ADRs are issued, where applicable:

    (1) stock transfer or other taxes and other governmental charges;

    (2) any transfer or registration fees as may from time to time be in effect for the registration of transfers of common shares and applicable to deposits or withdrawals;

    (3) any cable, telex and facsimile transmission expenses as are provided in the share deposit agreement to be at the expense of persons depositing common shares or owners;

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

    (4) any expenses incurred by the share depositary in the conversion of foreign currency pursuant to the share deposit agreement;

    (5) a fee not in excess of $5.00 per 100 ADS (or portion thereof) for the issuance and surrender of ADRs pursuant to the share deposit agreement (subject to the rules of any stock exchange on which the ADSs may be listed for trading);

    (6) a fee not in excess of $.02 per ADS (or portion thereof) for any cash distribution made pursuant to the share deposit agreement;

    (7) a fee for the distribution of securities pursuant to the share deposit agreement; and

    (8) any other charge payable by the share depositary, any of the share depositary's agents, including the custodian, in connection with the servicing of common shares or other deposited securities.

  The share depositary, pursuant to the share deposit agreement, may own and deal in any class of securities of Royal Ahold and its affiliates and in ADRs.

Liability of Owner for Taxes

  If any tax or other governmental charge becomes payable by the custodian or the share depositary with respect to any ADR or any deposited securities, the tax or other governmental charge will be payable by the owner or beneficial owner of the ADR to the share depositary. The share depositary may refuse to make any transfer of the ADR or any withdrawal of the deposited securities underlying the ADR until payment is made, and may withhold any dividends or other distributions, or may sell any part of the deposited securities underlying the ADR and may apply the dividends or other distributions or the proceeds of the sale to pay the tax or other governmental charge. The owner or beneficial owner of the ADR will remain liable for any deficiency.

Certain Other Provisions

  Neither the share depositary nor Royal Ahold nor any of their respective directors, employees, agents or affiliates will be liable to any owner or beneficial owner of any ADR if the share depositary or Royal Ahold or any of their respective directors, employees, agents, or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the share deposit agreement or the deposited securities it is provided will be done or performed by reason of:

    (1) any provision of any present or future law or regulation of the United States, or any other country, or of any other governmental or regulatory authority or stock exchange or inter-dealer quotation system;

    (2) any present or future provision of the Articles of Association of Royal Ahold;

    (3) any provision of any securities issued or distributed by Royal Ahold or any offering or distribution thereof; or

    (4) any act of God or war or other circumstances beyond its control.

  Neither the share depositary nor Royal Ahold nor any of their respective directors, officers, employees or agents or affiliates will incur any liability to any owner or beneficial owner of any ADR by reason of any exercise of, or failure to exercise, any discretion provided for under the share deposit agreement.

  Royal Ahold and the share depositary and their agents assume no obligation and will not be subject to any liability under the share deposit agreement to owners or beneficial owners of ADRs, except that they agree to perform their respective obligations specifically set forth under the share deposit agreement without negligence or bad faith.

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

  Neither the share depositary nor Royal Ahold nor any of their agents will be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or in respect of the ADRs, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability will be furnished as often as may be required. The custodian is responsible solely to the share depositary, and it will not be under any obligation with respect to these proceedings.

  The share depositary, Royal Ahold and their agents will not be liable for any action or nonaction by any of them in reliance upon the advice of or information from legal counsel, accountants, any person presenting common shares for deposit, any owner or any other person believed by any of them in good faith to be competent to give such advice or information. Each of the share depositary, Royal Ahold and their agents may rely and will be protected in acting upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

  The share depositary will not be liable for any acts or omissions made by a successor depositary.

  The share depositary will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith.

  No disclaimer of liability under the Securities Act is intended by any provision of the share deposit agreement.

  The share depositary may refuse to deliver ADRs, to register the transfer of any ADR or to make any distribution on, or related to, common shares until it has received such proof of citizenship or residence, exchange control approval or other information as it may consider necessary or proper.

  The delivery of ADRs against deposit of common shares may be suspended, or the transfer of ADRs may be refused, or the registration of transfer of outstanding ADRs may be suspended, during any period when the transfer books of the share depositary are closed. Such delivery or transfer may also be refused, or such registration or transfer may also be suspended, if any such action is considered necessary or advisable by the share depositary or Royal Ahold because of any requirement of law or of any government or governmental body or commission, or under any provision of the share deposit agreement, or for any other reason, subject to the following sentence. Notwithstanding anything to the contrary in the share deposit agreement, the surrender of outstanding ADRs and withdrawal of deposited securities may not be suspended, subject only to:

    (1) temporary delays caused by closing the transfer books of the share depositary or Royal Ahold or the deposit of common shares in connection with voting at a shareholders' meeting or the payment of dividends;

    (2) the payment of fees, taxes and similar charges; and

    (3) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited securities.

  The share depositary will not knowingly accept for deposit under the share deposit agreement any common shares required to be registered under the provisions of the Securities Act unless a registration statement for such common shares is in effect.

  The share depositary will keep books at its corporate trust office for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the owners. Such inspection, however, cannot be for the purpose of communicating with owners in the interest of a business or object other than the business of Royal Ahold or a matter related to the share deposit agreement or the ADRs.

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

  The share depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the share depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by owners or persons entitled to ADRs, and will be entitled to protection and indemnity to the same extent as the share depositary.

Governing Law

  The share deposit agreement and the ADRs will be governed by the laws of the State of New York, except that Royal Ahold's authorization and execution of the share deposit agreement will be governed by the laws of the Netherlands.

                             PLAN OF DISTRIBUTION

  Royal Ahold and Ahold Finance may sell the securities through this prospectus to or through underwriters or dealers or directly to other purchasers or through agents.

  The distribution of the securities may be carried out from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of securities, underwriters may receive compensation from Royal Ahold or Ahold Finance, as the case may be, or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions and commissions from the underwriters and commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from Royal Ahold or Ahold Finance, as the case may be, and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from Royal Ahold or Ahold Finance, as the case may be, will be described in the applicable prospectus supplement.

  Under agreements that may be entered into by Royal Ahold and, in the case of securities to be issued by Ahold Finance, Ahold Finance, the underwriters, dealers and agents who participate in the distribution of the securities offered through this prospectus may be entitled to indemnification by Royal Ahold and, in the case of securities to be issued by Ahold Finance, Ahold Finance, against certain liabilities, including liabilities under the Securities Act.

  The securities offered through this prospectus (other than common shares and ADSs) will be new issues of securities with no established trading market. Underwriters and agents to whom such securities are sold by Royal Ahold or Ahold Finance, as the case may be, for public offering and sale may make a market in such securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for such securities.

  Royal Ahold and Ahold Finance may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities which will be paid for and delivered on a future date specified in a prospectus supplement. The obligations of any purchasers under this delayed delivery and payment arrangements will not be subject to any conditions except that the purchase at delivery must not be prohibited under the laws of any jurisdiction in the United States to which the institution is subject.


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                            VALIDITY OF SECURITIES

  Certain matters of United States law relating to the securities offered through this prospectus will be passed upon for Royal Ahold and Ahold Finance by White & Case LLP, New York, New York. Certain Dutch legal matters relating to the securities will be passed upon for Royal Ahold by De Brauw Blackstone Westbroek N.V., Amsterdam, the Netherlands.

                                    EXPERTS

  Royal Ahold's consolidated financial statements as of January 3, 1999 and December 28, 1997 and for each of the fiscal years in the three-year period ended January 3, 1999 incorporated by reference from Royal Ahold's annual report on Form 20-F for the fiscal year ended January 3, 1999 have been audited by Deloitte & Touche, Register accountants, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon the authority of the firm as experts in auditing and accounting.

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